SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 2011

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Consolidated report

First quarter 2011

01 Financial review	4

02 Business performance	16

Portuguese businesses	16

International businesses	26

Consolidated financial statements	28

Glossary	59

The terms “PT”, “Portugal Telecom Group”, “PT Group”, “Group” and “Company”refer to Portugal Telecom and its subsidiaries or any of them as the context.

Portugal

Wireline	> Retail, large corporates’ voice and data, ISP and broadband services [PTComunicações100%]
Euro 456 million (revenues)	> SMEs’ voice and data [PT Prime 100%]
Mobile	> TMN 100%
Euro 303 million (revenues)

Main international assets

			Revenues (Euro million)
Oi 25.6% (a)	> Brazil	> Wireline, mobile, other		(c)
Contax 42.0% (a)	> Brazil	> Contact centre		(c)
Unitel 25% (b)	> Angola	> Mobile	290
CTM 28%	> Macao	> Wireline, mobile	83
MTC 34% (b)	> Namibia	> Mobile	38
CVT 40% (b)	> Cape Verde	> Wireline, mobile	17
Timor Telecom 41.12%	> East Timor	> Wireline, mobile	11
CST 51% (b)	> São Tomé e Príncipe	> Wireline, mobile	3

(a) These stakes represent the percentages used in the proportional consolidation of Oi and Contax, corresponding to the stakes held, directly and indirectly, in Telemar Participações and CTX Participações, respectively. The effective stakes held in Oi and Contax are 25.3% and 14.1%, respectively.

(b) These stakes are held by Africatel, which is controlled 75% by PT.

(c) Assets and liabilities of Oi and Contax were proportionally consolidated as at 31 de March 2011, while its earnings will be proportionally consolidated as from 1 April 2011.

Support companies

Systems and IT [PT Sistemas de Informação 100%]; Innovation, research and development [PT Inovação 100%];
Backoffice and shared services [PT PRO 100%]; Procurement [PT Compras 100%];
Call centres and telemarketing services [PT Contact 100%]; Pension funds management [Previsão 82.05%]

01
Financial review

Consolidated income statement

Consolidated income statement (1)	Euro million

	1Q11	1Q10	y.o.y
Operating revenues	871.1	906.9	(3.9)%
Wireline (2)	456.2	488.2	(6.6)%
Mobile • TMN (2)	303.0	345.9	(12.4)%
Other and eliminations	111.9	72.8	53.7%
Operating costs, excluding PRBs and D&A	513.7	529.8	(3.0)%
Wages and salaries	156.8	149.6	4.8%
Direct costs	124.9	133.7	(6.6)%
Commercial costs	72.8	84.5	(13.9)%
Other operating costs	159.3	161.9	(1.6)%
EBITDA (3)	357.4	377.1	(5.2)%
Post retirement benefits	12.0	17.8	(32.4)%
Depreciation and amortisation	196.4	172.4	13.9%
Income from operations (4)	149.0	186.9	(20.2)%
Other expenses (income)	7.1	9.1	(21.3)%
Curtailment costs, net	4.4	5.2	(15.0)%
Net losses (gains) on disposal of fixed assets	(0.1)	(0.6)	(85.9)%
Net other costs (gains)	2.8	4.5	(37.3)%
Income before financ. & inc. taxes	141.9	177.8	(20.2)%
Financial expenses (income)	(55.6)	25.2	n.m.
Net interest expenses (income)	(17.3)	59.1	n.m.
Equity in earnings of affiliates, net	(80.2)	(38.8)	106.8%
Net other financial losses (gains)	41.9	4.9	n.m.
Income before income taxes	197.5	152.6	29.4%
Provision for income taxes	(48.0)	(38.7)	23.9%
Income from continued operations	149.5	113.9	31.3%
Income from discontinued operations	0.0	15.3	n.m.
Income before non-controlling interests	149.5	129.1	15.8%
Losses (income) attributable to non-controlling interests	(19.8)	(28.8)	(31.3)%
Consolidated net income	129.7	100.3	29.3%

(1) 2010 figures were adjusted in order to recognise Vivo business line as a discontinued operation. Following PT’s strategic investment in Oi and Contax on 28 March 2011, PT proportionally consolidated the assets and liabilities of these investments in its statement of financial position as at 31 March 2011, while net income of Oi and Contax will be proportionally consolidated as from 1 April 2011.

(2) Wireline and TMN operating revenues include the impact of the decline in regulated mobile termination rates (MTRs). At TMN, this impact amounted to Euro 7 million in 1Q11.

(3) EBITDA = income from operations + post retirement benefits + depreciation and amortisation.

(4) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + other costs (gains).

Consolidated operating revenues

In 1Q11, consolidated operating revenues decreased by 3.9% y.o.y to Euro 871 million, against a backdrop of challenging conditions in Portugal and significant revenue growth in international businesses, namely MTC in Namibia, Timor Telecom and Dedic / GPTI.

In 1Q11, revenues from Portuguese businesses decreased by 7.8% y.o.y (Euro 62 million), negatively impacted by: (1) lower equipment sales (Euro 9 million); (2) lower MTRs (Euro 7 million); (3) lower revenues from the directories business (Euro 6 million); (4) lower wholesale and data and corporate revenues (Euro 20 million), and (5) lower customer revenues at TMN (Euro 27 million).

Wireline operating revenues decreased by 6.6% y.o.y, from Euro 488 million to Euro 456 million. Nonetheless, retail revenues grew once again by 0.9% y.o.y in the period, wireline revenue performance was impacted by: (1) the continued decrease of directories business (Euro 6 million); (2) lower corporate and data revenues (Euro 10 million) due to economic conditions affecting corporate and SME/SOHO customer segments including lower revenues derived from public administration contracts (Euro 4 million), and (3) lower wholesale revenues (Euro 10 million), affected by the Euro 3 million reduction in ULL and DSL wholesale revenues. These effects more than offset the significant increase in pay-TV and retail broadband revenues. In 1Q11, retail revenues grew by 0.9% y.o.y, from Euro 244 million to Euro 246 million, a slight acceleration when compared to 4Q10, as a result of the continued strong performance of the Meo triple-play offer (voice, data and pay-TV), which is underpinning growth in fixed telephone lines and fixed broadband.

In 1Q11, the wireline business continued to benefit from a relentless effort to transform PT’s residential service offering from a legacy fixed telephone telecom to a triple play offering, which is more competitive and more resilient to adverse economic conditions. Total wireline retail accesses or retail revenue generating units (RGUs) increased by 7.0% y.o.y reaching 4,578 thousand, with pay-TV and broadband accesses already accounting for 41% of total retail accesses. Retail net additions reached 52 thousand in 1Q11, driven by the success of PT’s pay-TV and triple-play offers, which are contributing to steady and consecutive gains in broadband market share and record reduction in fixed telephone line net disconnections. This solid performance was also underpinned by the investment in the coverage of one million households with FTTH, carried throughout 2009 and 2010, which continues to show steady commercial traction as more households become available for commercial sales. As a result, fibre customers reached 147 thousand as at the end of 1Q11, representing a 14.7% penetration over total FTTH households passed at year-end and a 23.3% penetration over the average number of households available for commercial sales. In February 2011, PT received an Innovation Award by the FTTH Council for the planning and deployment of its fibre network, which recognises PT’s execution and engineering excellence and the company’s ability to work successfully with its technological partners. In 2011, PT plans to extend the FTTH coverage to an additional 600 thousand households, thus enhancing its coverage and value proposition further to residential and also corporate and SME customers.

In 1Q11, PT had 12 thousand net disconnections of fixed telephone lines, including 9 thousand net disconnections of carrier pre-selection lines. Traffic generating lines therefore only declined by 4 thousand, underpinned by fixed line net additions of 6 thousand in the residential segment. Fixed broadband retail customers increased by 13.2% y.o.y in 1Q11, with 18 thousand net additions in the quarter. According to the 4Q10 report issued by ANACOM, the Portuguese telecom regulator, PT has been increasing its fixed broadband market share for the past eleven consecutive quarters. As referred to above, the solid performance of Meo double-play and triple-play offers contributed decisively to mitigate fixed telephone line net disconnections to 12 thousand in 1Q11, thus comparing favourably to 14 thousand in 1Q10 and 30 thousand in 1Q09. As in previous quarters, this strong performance was particularly noteworthy in the residential segment, which saw positive fixed telephone line net additions and 22 thousand broadband net additions in 1Q11. PT’s Meo offer continues to benefit from strong demand having reached an estimated market share of 31%. Notwithstanding significant scale back in promotions, pay-TV net additions reached 46 thousand in 1Q11. Total pay-TV customers reached 876 thousand, equivalent to 85.9% penetration of the fixed broadband retail customer base, up by 14.2pp y.o.y. Retail RGU per access increased by 9.0% y.o.y in 1Q11 to 1.71.

In 1Q11, TMN’s operating revenues decreased by Euro 43 million (-12.4% y.o.y) to Euro 303 million, mainly due to: (1) lower customer revenues (Euro 27 million) against a backdrop of increased penetration y.o.y of “Moche” tribal plans (flat-fee prepaid tariff plans offering unlimited voice and sms traffic for customers using the same tariff plan), and lower demand particularly in the postpaid segment; (2) lower interconnection revenues (Euro 11 million), mostly as a result of the negative impact of lower MTRs (Euro 7 million), and (3) lower equipment sales (Euro 5 million). In order to enhance the value proposition of its offers, TMN launched “TMN unlimited” in July 2010 and “all net unlimited” and “e nunca mais acaba” in January 2011. The take up of these new offers has been encouraging as are being perceived by the market as best offers and are also ARPU accretive. Notwithstanding the significant growth in fixed broadband, data revenues at TMN increased by 1.4% y.o.y and accounted for 26.9% of service revenues (+3.6pp y.o.y).

Other revenues, including intra-group eliminations, increased by 53.7% y.o.y in 1Q11 to Euro 112 million. This was mainly due to: (1) an increase of 17.7% and 13.6% y.o.y at Timor Telecom and MTC, respectively; (2) the improving business trends of PT’s Brazilian BPO business, Dedic, and (3) the impact of the consolidation of GPTI, an IT / IS company acquired by Dedic, as from 1 March 2010.

Consolidated Operating Costs (excluding PRBs and depreciation and amortisation)

Consolidated operating costs excluding depreciation and amortization costs and post retirement benefits, decreased by 3.0% y.o.y to Euro 514 million in 1Q11, as compared to Euro 530 million in the same period last year, mainly due to reductions at Portuguese operations (Euro 41 million), primarily as a result of strict cost control and strong focus on the profitability of operations. These effects were partially offset by an increase in Portugal Telecom’s call centre operation in Brazil, and GPTI, which was consolidated as from 1 March 2010.

Wages and salaries increased by 4.8% y.o.y in 1Q11 to Euro 157 million, primarily due to higher contributions from: (1) Dedic, our call centre operation in Brazil, mainly due to the impact of the appreciation of the Real against the Euro, and (2) GPTI, which was consolidated as from 1 March 2010. These effects more than offset the reduction in wages and salaries from Portuguese operations, reflecting primarily the 11.6% y.o.y decrease at the wireline business in connection with the work force reduction program (Euro 4.5 million) and strong focus on cost control. Wages and salaries accounted for 18.0% of consolidated operating revenues.

Direct costs decreased by 6.6% y.o.y to Euro 125 million in 1Q11 and accounted for 14.3% of consolidated operating revenues. This reduction is primarily explained by reductions at: (1) TMN (Euro 11 million), reflecting lower MTRs and a higher proportion of on-net traffic; and (2) the wireline business (Euro 4 million), reflecting a reduction in interconnection costs, mainly due to lower MTRs, and a decrease in costs related to directories, following the continued decline in this business, which more than offset the increase in programming costs due to the continued growth in pay-TV customers. Nevertheless, it is worth highlighting the decrease in programming costs per customer at the wireline business, as a result of the scale achieved in the pay-TV business.

Commercial costs which include costs of products sold, commissions and marketing and publicity, decreased by 13.9% y.o.y to Euro 73 million in 1Q11 and accounted for 8.4% of consolidated operating revenues. This reduction was primarily explained by a decrease at Portuguese operations (Euro 13 million), following the reduction in sales and services rendered, and reflecting the strict cost discipline at Portuguese operations and lower marketing expenses at the wireline business, which more than offset an increase in marketing expenses at TMN primarily related to the investment in marketing the new tariff plans.

Other operating costs, which mainly include support services, supplies and external services, indirect taxes and provisions, decreased by 1.6% y.o.y in 1Q11 (Euro 3 million) to Euro 159 million, as compared to euro 162 million in 1Q10. This decrease is basically explained by a lower contribution from Portuguese operations mainly due to a reduction in external supplies, reflecting the strict operational and cost discipline. This effect more than offset the higher contribution from GPTI, which was consolidated as from 1 March 1Q10.

EBITDA

EBITDA decreased by 5.2% y.o.y in 1Q11 to Euro 357 million, equivalent to a margin of 41.0%. EBITDA performance in the period was impacted by the decline in TMN revenues, notwithstanding a 12.5% y.o.y reduction in operating costs excluding D&A and PRBs. Wireline EBITDA was flat in 1Q11 at Euro 188 million (-0.2% y.o.y) as a result of increasing operational leverage of the triple-play services, higher penetration of fibre and a relentless focus on cost cutting. The proportional EBITDA of international businesses reached Euro 53 million, an increase of over 4% y.o.y.

Wireline EBITDA of Euro 188 million in 1Q11 (-0.2% y.o.y), was equivalent to a 41.2% margin, a 2.6pp y.o.y improvement. This performance marked a robust and steady improvement (-5.3% in 4Q10, -5.9% y.o.y in 3Q10, -6.4% y.o.y in 2Q10 and -9.4% in 1Q10) and represents the best performance in the last eighteen quarters, notwithstanding the continued commercial investment in the roll-out of triple-play offers as referred to above. The improvement in EBITDA trend was achieved on the back of a streamlined cost structure resulting from fixed-mobile convergence and restructuring of the Portuguese businesses along customers segments. EBITDA also benefited from the critical mass of Meo, which is leading to lower programming costs per customer, which declined 14% y.o.y. This solid EBITDA performance in the wireline segment was achieved against a backdrop of lower contribution to revenues and EBITDA derived from the directories business, which contracted a further Euro 6 million and Euro 2 million, respectively. PT has a financial investment of 25% (50% of voting rights) in the yellow pages company, which is managed by Truvo.

EBITDA by business segment (1)(2)	Euro million

	1Q11	1Q10	y.o.y
Wireline	188.1	188.5	(0.2)%
Mobile • TMN	144.0	164.1	(12.2)%
Other and eliminations	25.3	24.4	3.7%
EBITDA	357.4	377.1	(5.2)%
EBITDA margin (%)	41.0	41.6	(0.5	)pp

(1) 2010 figures were adjusted in order to recognise Vivo business line as a discontinued operation.

(2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation.

TMN’s EBITDA decreased by 12.2% y.o.y to Euro 144 million in 1Q11, as a result of the decline in service revenues (Euro 39 million), which have a high operational leverage. In effect, service revenues less direct costs declined Euro 28 million, while EBITDA only declined by Euro 20 million as a result of lower support costs (Euro 6 million), which is benefiting from initiatives promoting the use of self-care, increased simplicity of commercial offers and processes and lower maintenance and repairs (Euro 2 million). As a result of the cost cutting efforts, EBITDA margin stood at 47.5%, remaining flat y.o.y.

Other EBITDA increased by 3.7% y.o.y to Euro 25 million in 1Q11 as a result of the 20.7% and 10.6% y.o.y growth in Timor Telecom and MTC, respectively. After several quarters of EBITDA contraction at CVT in Cape Verde, primarily due to weaker economic conditions and adverse regulation, in 1Q11 CVT’s EBITDA increased by 2.7% y.o.y.

Net income

Post retirement benefits costs decreased to Euro 12 million in 1Q11, compared to Euro 18 million in 1Q10, reflecting primarily the impact of the transfer of regulatory unfunded pension obligations to the Portuguese State, which was completed in December 2010.

Depreciation and amortisation costs increased by 13.9% y.o.y to Euro 196 million, reflecting mainly a higher contribution from the wireline business, as a result of the investments in the rollout of a fibre network and the pay-TV service, and from MTC in Namibia.

Net interest income amounted to Euro 17 million in 1Q11, compared to net interest expenses of Euro 59 million in 1Q10, mainly as a result of: (1) an Euro 51 million interest on cash deposits in Brazilian Reais which were used to pay the strategic investment in Oi on 31 March 2011; (2) the decrease in the average net debt, following the first and second instalments received from Telefónica in 2010 (Euro 5,500 million), related to the Vivo transaction, which more than offset dividends paid in December 2010 (Euro 876 million) and the debt related to the transfer of unfunded pension obligations completed in December 2010 (Euro 1,022 million), and (3) the reduction in the average cost of debt, excluding the impact of the interest on cash deposits in Brazilian Reais as referred to above, which stood at 3.6% in 1Q11 compared to 4.8% in 1Q10.

Equity in earnings of affiliates in 1Q11 amounted to Euro 80 million compared to Euro 39 million in 1Q10. In 1Q11, this caption includes a gain of Euro 38 million related to the completion of the disposal of the investment in UOL for a total amount of Euro 156 million. Adjusting for this effect and PT’s share in UOL’s earnings in 1Q10, equity in earnings of affiliated companies would have amounted to Euro 43 million in 1Q11 and Euro 32 million in 1Q10, reflecting primarily the improvement in earnings of other international assets.

Net other financial losses, which include net foreign currency losses, net losses on financial assets and net other financial expenses, amounted to Euro 42 million in 1Q11 compared to Euro 5 million in 1Q10. Net foreign currency losses amounted to Euro 16 million in 1Q11 (net gains of Euro 3 million in 1Q10), primarily as a result of the impact on US denominated assets of the depreciation of the US Dollar against the Euro during 1Q11. Net losses on financial assets amounted to Euro 1 million in 1Q11, which compares to net gains of Euro 0.4 million in 1Q10. Other financial expenses, which include banking services, financial taxes and other financing costs, increased from Euro 8 million in 1Q10 to Euro 25 million in 1Q11, mainly due to financial taxes incurred in Brazil in connection with the transfer of funds for the strategic investment in Oi.

Income taxes increased to Euro 48 million in 1Q11, from Euro 39 million in 1Q10, corresponding to an effective tax rate of 24.3% and 25.4%, respectively. Adjusting for certain non-taxable net interest income and expense in 1Q11 and 1Q10, respectively, the effective tax rate would have been 26.8% and 22.1%. This increase in the effective tax rate is primarily explained by a higher statutory tax rate in Portugal (26.5% in 1Q10 and 29.0% in 1Q11) and by certain adjustments to prior year income taxes recorded in both periods.

Income attributable to non-controlling interests decreased by Euro 9 million to Euro 20 million in 1Q11, reflecting the reduction in non-controlling interests from Vivo (Euro 12 million in 1Q10), following the acquisition of this investment by Telefónica in September 2010, which was partially offset by the increase in non-controlling interests from African businesses (Euro 4 million).

Net income increased by 29.3% y.o.y to Euro 130 million, compared to Euro 100 million in 1Q10, reflecting primarily the decrease in net interest expenses, as a result of the Vivo transaction, and higher gains related to affiliated companies, mainly due to the disposal of UOL. These effects were partially offset by: (1) higher depreciation and amortisation charges in the wireline business; (2) certain financial taxes recorded in 1Q11 in connection with the investment in Oi, and (3) foreign exchange losses resulting from the impact of the depreciation of the US Dollar against the Euro.

Shareholder remuneration

In 2010 PT paid an ordinary dividend of Euro 0.575 per share relating to fiscal year 2009 and, as an anticipation of 2010 dividends, an initial instalment amounting to Euro 1.00 per share relating to the exceptional dividend of Euro 1.65 per share that was announced following the Vivo transaction.

Following the approval at the Annual Shareholder’s Meeting, held on 6 May 2011, PT will pay the second instalment of the exceptional dividend (Euro 0.65 per share) and an ordinary dividend of Euro 0.65 per share relating to fiscal year 2010 on 3 June 2011, with ex-dividend date on 31 May 2011.

With the payment of these dividends, amounting to Euro 1.3 per share, PT reinforces further its commitment to continue to deliver best in class returns and free cash flow payout to its shareholders, while retaining a solid balance sheet and financial flexibility to continue investing in its core markets, new products and services and maintaining its long term strategic competitive position.

Capex

Capex decreased by 25.0% y.o.y in 1Q11 to Euro 122 million, equivalent to 14.0% of revenues (-3.9pp y.o.y). Wireline capex decreased by 26.7% y.o.y, from Euro 112 million in 1Q10 to Euro 82 million in 1Q11, reflecting: (1) lower customer-related capex and lower equipment prices; (2) lower infrastructure-related capex following the significant efforts in the FTTH coverage undertaken in 2009 and 2010, and (3) lower investment in legacy infrastructure, following the FTTH rollout. The higher efficiency of wireline capex also reflected synergies from fixed-mobile integration. Capex to sales ratio in wireline stood at 18.1% of revenues, down by 5.0pp when compared to 1Q10. PT aims at strengthening further the value proposition to its corporate, SME/SOHO and residential customers by extending FTTH coverage to an additional up to 600 thousand households and investing in the construction of a state of the art 45 thousand sqm data centre.

Capex by business segment (1)	Euro million

	1Q11	1Q10	y.o.y
Wireline	82.4	112.4	(26.7)%
Mobile • TMN	19.0	23.5	(19.3)%
Other	20.8	27.1	(23.2)%
Total capex	122.2	163.0	(25.0)%
Capex as % of revenues (%)	14.0	18.0	(3.9	)pp

(1) 2010 figures were adjusted in order to recognise Vivo business line as a discontinued operation.

TMN’s capex decreased by 19.3% y.o.y to Euro 19 million in 1Q11, equivalent to 6.3% of revenues. The decrease in TMN’s capex is primarily explained by the decision to focus on cash flow generation and crystallisation of synergies from fixed-mobile integration. Capex continued to be directed towards expanding network capacity and coverage, namely in urban areas and main roads to improve further the quality of service. Infra-structure related capex was broadly flat as a result of the continued focus on the provision of high quality mobile voice and data services and on accommodating increased voice and data usage. TMN’s network quality continues to stand out in the context of the Portuguese market due to its coverage and reliability both in voice and broadband. The most recent study issued by Anacom, the Portuguese telecom regulator, recognised TMN as the Portuguese mobile operator with the best coverage, both in the urban areas and in the main motorways and roads, for mobile broadband services. The same study recognised TMN as the Portuguese mobile operator with the best call termination rate, the best quality of audio and video calls and the best coverage for video call services. PT aims at strengthening further its mobile data capabilities and its network quality by leveraging the existing FTTH deployment to boost its mobile network quality, which at the end of 2011 is expected to have 80% of its sites covered with fibre and Ethernet backhauling, thus paving the way for 4G. TMN is currently carrying out a swap of its 2G network for a new technology which is already 4G-enabled and thus TMN expects to lead the 4G roll-out in the Portuguese market in line with its standing as the market leader.

In 1Q11, other capex decreased to Euro 21 million, compared to Euro 27 million in 1Q10, primarily as a result of the investments undertaken in 1Q10 related to the expansion of Dedic, namely the construction of new sites.

Cash Flow

EBITDA minus Capex amounted to Euro 235 million, increasing by 9.9% y.o.y, while EBITDA minus Capex of Portuguese businesses amounted to Euro 229 million, increasing by 7.4% y.o.y.

Operating cash flow reached Euro 315 million in 1Q11 against Euro 24 million in 1Q10, mainly due to a significant improvement in working capital investment and also improvement in EBITDA minus Capex as referred to above. The improvement  in working capital investment is primarily explained by: (1) the one-off reduction in the payment cycle to certain suppliers undertaken in 4Q10, following the cash inflow from the Vivo transaction, leading to lower payments to suppliers in 1Q11, and (2) a lower investment related to trade receivables in the Portuguese businesses.

Free cash flow (1)	Euro million

	1Q11	1Q10	y.o.y
EBITDA minus Capex	235.2	214.1	9.9%
Non-cash items	5.3	10.7	(50.6)%
Change in working capital	74.9	(200.8)	n.m.
Operating cash flow	315.4	24.0	n.m.
Interests	4.2	(95.7)	n.m.
Net reimbursements (contributions) to pension funds	5.0	68.5	(92.7)%
Paym. to pre-retired, suspended employees and other	(41.1)	(35.6)	15.5%
Income taxes	(41.8)	(15.2)	175.6%
Dividends received	117.9	8.4	n.m.
Disposal of stake in UOL	155.5	0.0	n.m.
Share capital reductions at Brasilcel	0.0	36.1	n.m.
Other cash movements (2)	(61.6)	3.4	n.m.
Free cash flow	453.5	(6.0)	n.m.

(1) 2010 figures were adjusted in order to recognise Vivo business line as a discontinued operation and excluding the impacts of the acquisition of PT’s strategic investment in Oi and Contax.

(2) In 1Q11, this caption included financial taxes paid in connection with the strategic investment in Oi, bank commissions and certain payments of contractual penalties.

Excluding the impacts of PT’s investment in Oi and Contax, free cash flow in 1Q11 amounted to Euro 453 million, against negative Euro 6 million in 1Q10. This performance is primarily explained by: (1) a higher operating cash flow (Euro 291 million) as referred to above; (2) proceeds amounting to Euro 156 million received from the disposal of the investment in UOL; (3) dividends received from Unitel (Euro 98 million) in 1Q11 in relation to 2009, while the 2008 dividends had been fully received in 4Q09, and (4) a reduction in interest paid amounting to Euro 100 million, due to the decrease in the average net debt and the interest received on cash deposits in Brazilian Reais which were used to pay the strategic investment in Oi. These effects were partially offset by: (1) a decrease in net reimbursements from pension funds (Euro 69 million), due to the Euro 75 million reimbursement in 1Q10 due to the excessive funding of the healthcare plan, and (2) higher payments of income taxes (Euro 27 million).

Consolidated Net Debt

Excluding the impacts resulting from PT’s strategic investment in Oi and Contax, consolidated net debt would have amounted to Euro 1,648 million as at 31 March 2011, compared to Euro 2,100 million as at 31 December 2010. The decrease of Euro 451 million reflects the free cash flow generated in the period (Euro 453 million), as explained above. Total net debt as at 31 March 2011 included Euro 904 million for future contributions to the pensions funds as a result of the pensions fund transfer to the Portuguese State. Following the strategic investment in Oi and Contax and the proportional consolidation of its net debt position, consolidated net debt increased to Euro 7,429 million. Nevertheless, the Euro 2 billion, which is still to be received from Telefónica in connection with the Vivo transaction have been booked as a receivable. Adjusting for this receivable, net debt would be approximately Euro 5,429 million, equivalent to a net debt to EBITDA ratio of 2.1x.

As at 31 March 2011, total consolidated gross debt amounted to Euro 11,922 million, of which 72.5% was medium and long-term and Euro 3,749 million relates to the proportional consolidation of Oi and Contax. Excluding the gross debt related to the proportional consolidation of Oi and Contax, gross debt would have amounted to Euro 8,174 million, of which approximately 67.9% was medium and long-term and 87.0% was set at fixed rates.

Change in net debt	Euro million

	1Q11	1Q10
Net debt (initial balance as reported)	2,099.8	5,528.0
Less: Vivo’s net debt	0.0	699.0
Net debt (initial balance adjusted)	2,099.8	4,829.0
Less: free cash flow	453.5	(6.0)
Acquisition of strategic investment in Oi and Contax	3,727.6	0.0
Changes in consolidation perimeter (Oi)	2,052.5	0.0
Changes in consolidation perimeter (GPTI)	0.0	30.8
Other (1)	2.1	14.0
Net debt (final balance)	7,428.5	4,879.7
Change in net debt	5,328.7	50.7
Change in net debt (%)	253.8%	0.9%

(1) In 1Q10, this caption included mainly Euro 13 million related to dividends paid by PT’s fully consolidated subsidiaries to non-controlling interests.

The amount of cash available in PT’s Portuguese businesses plus the undrawn amount of PT’s committed commercial paper lines and standby facilities totalled Euro 4,595 million at the end of March 2011, of which Euro 1,890 million was undrawn committed commercial paper and standby facilities. In January 2011, PT issued a 5-year Eurobond amounting to Euro 600 million, with a spread of 295bp over the mid swaps of similar maturity, equivalent to an annual coupon of 5.625%, thus increasing its liquidity position and the average maturity of its debt. In March and April 2011, PT signed a credit facility amounting to Euro 1,200 million, which will mature in March 2014, with a number of leading international banks. These transactions are part of PT’s financing strategy, which aims at having diversified maturities and sources of financing. Therefore, PT now has its debt maturities fully financed until the end of 2013 and financial flexibility to continue to invest in its businesses whilst honouring its commitments to its shareholders.

In 1Q11, excluding the Euro 51 million interest on cash deposits related to the strategic investment in Oi, PT’s average cost of debt stood at 3.6%, down from 4.8% in 1Q10. As at 31 March 2011, PT’s consolidated net debt had a maturity of 5.6 years. Excluding the consolidation of Oi and Contax, the maturity of PT’s net debt was 5.4 years. As at the end of March 2011, the net debt to EBITDA ratio was 2.8x compared to 3.2x in 1Q10. Excluding the strategic investment in Oi and Contax and its proportional consolidation on PT’s financial statement as at 31 March 2011, the net debt to EBITDA ratio was 1.1x.

Post Retirement Benefits Obligations

As at 31 March 2011, the projected post retirement benefits obligations (PBO) from Portuguese businesses related to pensions and healthcare amounted to Euro 471 million and market value of assets under management amounted to Euro 425 million, compared to Euro 472 million and Euro 448 million as at 31 December 2010, respectively. In addition, PT had liabilities in the form of salaries due to suspended and pre-retired employees amounting to Euro 895 million as at 31 March 2011, which are not subject to any legal funding requirement. These monthly salaries are paid directly by PT to beneficiaries until retirement age. As a result, total gross unfunded obligations from Portuguese businesses amounted to Euro 941 million as at 31 March 2011 and after-tax unfunded obligations amounted to Euro 706 million. PT’s post retirement benefits plans for pensions and healthcare in Portugal are closed to new participants.

In addition, following the strategic investment in Oi, PT proportionally consolidated its net post retirement benefits obligations, amounting to Euro 52 million, as at 31 March 2011, which relate to several plans with different characteristics, including defined contribution plans and defined benefits plans. Most of these plans are already closed to new participants. Oi has several plans that present a surplus position and the surplus position is not recorded as an asset as it is not possible to obtain reimbursements.

Post retirement benefits obligations in Portugal	Euro million

	31 March 2011	31 December 2010
Pensions obligations	128.9	129.9
Healthcare obligations	342.0	342.5
PBO of pension and healthcare obligations	470.9	472.4
Market value of funds (1)	(425.3)	(448.1)
Unfunded pensions and healthcare obligations	45.6	24.2
Salaries to suspended and pre-retired employees	895.2	924.3
Total gross unfunded obligation	940.8	948.6
After-tax unfunded obligations	705.6	711.4
Unrecognised prior years service gains	17.9	18.3
Accrued post retirement benefits	958.7	966.9

(1) The reduction in the market value of funds resulted mainly from: (i) payments of pensions and supplements of Euro 2.1 million; (ii)  the negative performance of assets under management amounting to Euro 9.8 million (equivalent to negative 2.2% in 1Q11), and (iii) the refund of healthcare expenses paid previously by PT amounting to Euro 10.9 million.

Excluding the impact of the change in consolidation perimeter related to Oi consolidation, total gross unfunded obligations decreased by Euro 8 million to Euro 941 million as at 31 March 2011, primarily as a result of salary payments to suspended and pre-retired employees made during the period amounting to Euro 41 million, which were partially offset by net actuarial losses recorded in 1Q11 (Euro 16 million) and total post retirement benefits and curtailment costs recognised in the period (Euro 12 million).

Change in gross unfunded obligations in Portugal	Euro million

	1Q11	1Q10
Gross unfunded obligations (initial balance)	948.6	1,467.4
Post retirement benefits costs (PRB)	7.6	18.3
Curtailment cost	4.4	5.2
Net reimbursements (contributions) to pension funds (1)	5.0	68.5
Salary payments to pre-retired, suspended employees and other	(41.1)	(35.6)
Net actuarial (gains) losses	16.4	2.5
Gross unfunded obligations (final balance)	940.8	1,526.3
After-tax unfunded obligations	705.6	1,121.8

(1) In 1Q11, this caption includes termination payments amounting to Euro 0.7 million and reimbursements net of healthcare expenses amounting to Euro 5.6 million.

Post retirement benefits costs	Euro million

	1Q11	1Q10
Service cost	0.9	2.0
Interest cost	13.3	50.5
Expected return on assets	(6.5)	(34.2)
Sub-total	7.6	18.3
Amortisation of prior year service gains	(0.4)	(0.5)
Service cost related to liabilities transferred to Portuguese State	4.8	0.0
Post retirement benefits costs	12.0	17.8

The decrease in post retirement benefits costs reflected primarily the impact of the transfer of regulatory unfunded pension obligations to the Portuguese State, completed in December 2010.

Equity

Change in shareholders’ equity (excluding non-controlling interests)	Euro million

1Q11
Equity before non-controlling interests (initial balance)	4,392.4
Net income	129.7
Net currency translation adjustments	(135.5)
Net actuarial gains (losses), net of taxes	(12.3)
Acquisition of treasury shares	(61.5)
Other	2.5
Equity before non-controlling interests (final balance)	4,315.4
Change in equity before non-controlling interests	(77.0)
Change in equity before non-controlling interests (%)	(1.8)%

As at 31 March 2011, shareholders’ equity excluding non-controlling interests amounted to Euro 4,315 million, which represents a decrease of Euro 77 million in 1Q11. This decrease is primarily explained by: (1) negative currency translation adjustments amounting to Euro 136 million, in connection with the depreciation of the Real against the Euro in the period, following the cash transferred to Brazil for the strategic investment in Oi; (2) the acquisition by Oi of PT’s own shares (Euro 61 million), which for accounting purposes are classified as threasury shares, and (3) net actuarial losses related to post retirement benefits amounting to Euro 12 million (net of taxes). These effects more than offset the net income generated in the period of Euro 130 million.

Strategic Investment in Oi

On 31 March 2011, PT concluded its strategic investment in Telemar Norte Leste, S.A. (“Oi”) and Contax, S.A. (“Contax”) for a total consideration of R$8,437 million (Euro 3,728 million). These strategic investments were made in connection with the agreements entered into with the controlling shareholders of Telemar Participações, S.A., which controls and fully consolidates Oi, and CTX Participações, S.A., which in turner controls and fully consolidates Contax. Under these agreements, PT shares the control of these companies and will play a key role in the strategic financial and operating decisions and, consequently, proportionally consolidated the assets and liabilities of the companies in its statement of financial position as at 31 March 2011, as explained in more detail in the section of consolidated statement of financial position.

PT made the strategic investment in Oi and Contax through its wholly owned holding companies Bratel Brasil and PT Brasil, respectively, having acquired economic interests of 25.3% in Oi and 14.1% in Contax, through the acquisition of direct stakes in these companies and indirectly through the acquisition of stakes in the investment vehicles of the controlling shareholders of these companies.

Consolidated Statement of Financial Position

The main changes in the statement of financial position are basically explained by the aquisition of the investments in Oi and Contax. This operation was completed as at 31 March 2011, and therefore PT proportionally consolidated the assets and liabilities of these companies in its statement of financial position as at 31 March 2011.

The impact of the consolidation of Oi and Contax in PT’s consolidated statement of financial position as at 31 March 2011 includes total assets and liabilities of Euro 9.3 billion and Euro 6.8 billion, respectively, and non-controlling interests of Euro 0.7 billion. In addition, PT recorded a preliminary goodwill of Euro 1.8 billion as a result of this transaction.

Excluding the impact of the proportional consolidation of the investments in Oi and Contax, total assets and liabilities would have increased from Euro 15.2 billion and Euro 10.6 billion as at 31 December 2010 to Euro 16.2 billion and Euro 11.5 billion as at 31 March 2011, reflecting primarily the Euro 600 million Eurobond issued in January 2011.

Consolidated statement of financial position	Euro million

	31 March 2011	Before Oi and Contax	31 December 2010
Cash and equivalents	4,493.7	6,525.2	5,106.5
Accounts receivable, net	3,975.8	3,215.0	3,403.2
Inventories, net	132.2	119.2	101.5
Financial investments	393.9	385.8	539.6
Intangible assets, net	4,916.4	1,088.9	1,111.7
Tangible assets, net	6,430.1	3,798.0	3,874.6
Accrued post retirement asset	12.4	1.8	1.9
Other assets	1,676.0	329.5	338.1
Deferred tax assets and prepaid expenses	1,474.1	689.4	692.7
Total assets	23,504.6	16,152.7	15,169.9
Accounts payable	1,287.2	771.8	722.6
Gross debt	11,922.2	8,173.6	7,206.3
Accrued post retirement liability	1,023.7	960.5	968.8
Other liabilities	3,074.1	1,078.4	1,063.0
Deferred tax liabilities and deferred income	953.1	509.8	600.1
Total liabilities	18,260.3	11,494.1	10,560.8
Equity before non-controlling interests	4,315.4	4,445.5	4,392.4
Non-controlling interests	928.8	213.1	216.7
Total shareholders’ equity	5,244.3	4,658.6	4,609.1
Total liabilities and shareholders’ equity	23,504.6	16,152.7	15,169.9

The main effects following the strategic investment in Oi and Contax and its proportional consolidation on PT’s statement of financial position as at 31 March 2011 are: (1) the Euro 5,780 million increase in net debt, reflecting PT’s investment (Euro 3,728 million) and the proportional consolidation of Oi’s net debt (Euro 2,052 million); (2) the increase in total tangible and intangible assets (Euro 6,460 million), including the preliminary goodwill recognised as a result of this transaction (Euro 1.8 billion), and (3) an increase in other liabilities and other assets, mainly related to provisions and judicial deposits.

02

Business performance

Portuguese Businesses

Revenues from Portuguese businesses, which include wireline and TMN, decreased by 7.8% y.o.y in 1Q11. In the wireline segment, retail revenues increased by 0.9% y.o.y in 1Q11 underpinned by the performance of the residential segment, which benefited from the solid and steady growth of Meo’s double-play and triple-play offers. Wireline revenues declined by 6.6% y.o.y in the quarter, impacted by: (1) lower data and corporate revenues (Euro 10 million), against a backdrop of a challenging economic environment, affecting corporate and SME/SOHO customers, as well as a reduction in some structural projects, including lower revenues derived from a contract with public administration related to the provision of broadband in schools (Euro 4 million); (2) lower wholesale revenues (Euro 10 million), affected by the Euro 3 million reduction in ULL and DSL wholesale revenues; (3) the secular declining trend of the directories business (Euro 6 million), and (4) lower equipment sales (Euro 4 million). Revenue performance at TMN was impacted by: (1) lower customer revenues (Euro 27 million), as a result of the economic conditions, including the 3pp y.o.y increase in VAT and increased popularity of tribal plans; (2) lower interconnection revenues (Euro 11 million), due to lower MTRs, and (3) lower equipment sales (Euro 5 million).

Portuguese operations income statement (1)	Euro million

	1Q11	1Q10	y.o.y
Operating revenues	735.0	797.2	(7.8)%
Wireline	456.2	488.2	(6.6)%
Mobile • TMN	303.0	345.9	(12.4)%
Other and eliminations	(24.2)	(36.9)	(34.4)%
EBITDA (2)	330.7	351.5	(5.9)%
Post retirement benefits	12.0	17.8	(32.4)%
Depreciation and amortisation	179.1	159.7	12.2%
Income from operations (3)	139.5	174.0	(19.8)%
EBITDA margin	45.0%	44.1%	0.9	pp
Capex	102.1	138.7	(26.4)%
Capex as % of revenues	13.9%	17.4%	(3.5	)pp
EBITDA minus Capex	228.5	212.8	7.4%

(1) Operations in Portugal include the wireline segment, TMN, PT Inovação, PT SI, PT Pro, PT Contact and PT Sales.

(2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation.

(3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

In 1Q11, EBITDA from Portuguese businesses declined by 5.9% y.o.y to Euro 331 million. EBITDA margin increased by 0.9pp y.o.y to 45.0%. In 1Q11, EBITDA in the wireline remained flat (-0.2% y.o.y), the best performance in the last eighteen quarters, benefiting from the pay-TV customer base having reached critical mass and thus confirming the success of Meo as the key driver for an effective turnaround in the wireline business. It is worth highlighting that programming costs per customer decreased by 14% y.o.y in the quarter. This solid EBITDA performance in the wireline segment was achieved against a backdrop of lower contribution to revenues and EBITDA derived from the directories business, which declined by Euro 6 million and by Euro 2 million, respectively. EBITDA at TMN declined by 12.2% y.o.y. EBITDA margin was up 0.1 pp y.o.y to 47.5%. Operating expenses excluding D&A declined by 12.5% y.o.y reflecting PT’s cost discipline and the benefits of fixed-mobile integration.

Capex in the Portuguese businesses decreased by 26.4% y.o.y to Euro 102 milllion in 1Q11, reflecting: (1) lower customer-related capex, notwithstanding the continued growth in pay-TV services albeit lower than in 2010; (2) lower infrastructure-related capex following the significant efforts in the FTTH coverage undertaken in 2009 and 2010, and (3) lower investment in legacy infrastructure, following the FTTH rollout.

EBITDA minus Capex from Portuguese businesses increased by 7.4% y.o.y in 1Q11 to Euro 229 million, as a result of the focus on cost cutting, improving profitability and commitment to a solid cash flow generation.

Wireline

In 1Q11, retail net additions reached 52 thousand, as a result of the growth of the pay-TV service, which accounted for 46 thousand net additions, bringing the total pay-TV customers to 876 thousand (up by 35.6% y.o.y). Fixed broadband net additions in the quarter stood at 18 thousand, with fixed broadband customer base growing by 13.2% y.o.y. As a result of this solid performance underpinned by Meo, according to the 4Q10 report issued by ANACOM, the Portuguese telecom regulator, PT has increased its pay-TV market share and fixed broadband market share for the past eleven consecutive quarters.

Wireline operating data

	1Q11	1Q10	y.o.y
Main accesses (‘000)	4,922	4,674	5.3%
Retail accesses	4,578	4,279	7.0%
PSTN/ISDN	2,683	2,732	(1.8)%
Traffic-generating lines	2,597	2,610	(0.5)%
Carrier pre-selection	87	122	(28.9)%
Fixed broadband retail	1,019	901	13.2%
TV customers	876	646	35.6%
Wholesale accesses	344	395	(13.0)%
Unbundled local loops	231	278	(17.2)%
Wholesale line rental	62	64	(3.5)%
Fixed broadband wholesale	51	53	(2.6)%
Net additions (‘000)	39	87	(54.7)%
Retail accesses	52	89	(42.2)%
PSTN/ISDN	(12)	(14)	13.4%
Traffic-generating lines	(4)	(2)	(72.7)%
Carrier pre-selection	(9)	(12)	28.4%
Fixed broadband retail	18	39	(53.1)%
TV customers	46	65	(29.4)%
Wholesale accesses	(12)	(3)	n.m.
Unbundled local loops	(11)	(2)	n.m.
Wholesale line rental	(0)	1	(132.5)%
Fixed broadband wholesale	(1)	(1)	37.3%
Retail RGU per access (1)	1.71	1.57	9.0%
ARPU (Euro)	30.3	30.3	(0.0)%
Total traffic (million minutes)	2,638	2,724	(3.1)%
Retail traffic	1,138	1,166	(2.4)%
Wholesale traffic	1,501	1,557	(3.7)%
Employees	6,145	6,479	(5.2)%

(1) Retail accesses per PSTN/ISDN line.

Traffic generating lines declined only by 4 thousand in 1Q11, also reflecting the positive impact of the triple-play offers. Net disconnections of voice lines were 12 thousand, including 9 thousand net disconnections of carrier pre-selection lines, which now account for only 87 thousand lines (3.2% of total PSTN/ISDN lines).

Pay-TV customer penetration stood at 33.7% of traffic generating lines (+9.0pp y.o.y) and 85.9% of the fixed broadband customer base (+14.2pp y.o.y), a solid performance considering that the pay-TV service was launched, on a nationwide basis, only in April 2008. As a result, pay-TV and fixed broadband services already represent 41.4% (+5.2pp y.o.y) of total retail accesses, thus further reinforcing the migration of PT’s wireline business from a single-play operator to a triple-play operator. The pay-TV success continues to be underpinned by a solid performance in the residential segment. In effect, pay-TV residential customers (818 thousand at the end of 1Q11, up by 36.0% y.o.y) already represented 49% of residential fixed-lines and 98% of broadband lines, underpinned by the success of PT’s triple-play strategy implemented as from April 2008.

During 1Q11, PT continued to market its fibre service, which is increasingly supporting wireline performance, particularly in the high ARPU urban and also more competitive areas. Fibre customers stood at 147 thousand at the end of March 2011, already representing a 14.7% penetration over total FTTH households passed at year-end. In February 2011, the FTTH Council, as part of its Innovation Awards, attributed to PT the deployment and operations award for its “I5” strategy, which is an integral part of its FTTH implementation plan. The five pillars of innovation (“I5”) in the context of FTTH transformation are: (1) network deployment and operations; (2) service delivery; (3) service convergence; (4) business transformation, and (5) establishment of an eco-system of partnerships. This Innovation Award further recognises PT’s FTTH strategy, operational execution and successful partnership with industry leaders to deliver best-in-class services to its customers.

The number of retail RGU per access, measured by the number of retail accesses per PSTN/ISDN line, continued to increase with the rollout of the pay-TV, double-play and triple-play offers and stood at 1.71 in 1Q11 (+9.0% y.o.y), as compared to 1.68 in 4Q10 and 1.57 in 1Q10.

Competitors’ accesses, which include wholesale accesses and carrier pre-selection, declined by 21 thousand in 1Q11, reflecting a decrease in unbundled local loop lines (-1 1 thousand) and in carrier pre-selection (-9 thousand).

Meo continues to offer various features that significantly differentiate its value proposition, including: (1) real video-on-demand (VoD) with DVD-like features and a catalogue of more than 2,500 movies, including high definition (“HD”) and some 3D content; (2) catch-up TV; (3) 7 day electronic programming guide; (4) TV channel recording, which can be remotely programmed using the internet or mobile phone, and also allows for easy one-click recording of entire series as well as multiroom access to all recordings (multi-room PVR) for those customers with more than one set-top-box; (5) multiple value-added services such as gaming and karaoke; (6) several interactive applications, and (7) customised content and features for children in a specially designed walled-garden “Meo Kids”.

In 1Q11, Meo continued to innovate by introducing interactive applications over anchor content in linear channels — “RTP Festival da Canção”, an exclusive interactive app developed in partnership with RTP is an example of such an experience, as is “Peso Pesado”, an exclusive interactive channel, developed in partnership with SIC, that extends the Portuguese version of the “Biggest Loser” contest airing weekly on SIC FTA to a dedicated channel with 4 hours per day of fresh exclusive content and a “press the red button” interactive application that gives access to additional related content such as daily challenges, work-out sessions, interviews, and lots more.

In 1Q11, Meo launched several new HD channels: (1) Food Network HD, to enrich line-up of Lifestyle channels, also launched in SD; (2) Mezzo Live HD, with the most well known events of Classic Music, Jazz, Opera and Ballet with exceptional sound and image quality; (3) Travel Channel HD, one of the most viewed travelling channels now also in HD, and (4) Sony Entertainment HD.

Also in 1Q11, Meo took another step in the execution of its multiplatform strategy by adding live TV channels to the MEO Online service. The MEO Online service offers customers the possibility to rent and view VoD content on the PC (as well as on the TV) and the possibility to watch 18 live TV channels on the PC, thus turning Meo into a full multiscreen-platform, providing a seamless TV experience through the TV, the PC and mobile.

In terms of VoD, Meo also launched an important new functionality — the Meo Videoclub Card — a prepaid card that allows customers to rent movies with a greater control over spending, thereby facilitating VoD service penetration in more price sensitive customer segments.

The VoD catalogue, which includes blockbusters from six Hollywood studios, has been a key differentiating feature of the service as more than 40% of Meo’s IPTV customers have already used VoD on a paid basis, consuming an average of 2.3 movies per month. It is worth highlighting that this quarter was also marked by the launch of the first 3D movie available in VoD. The most watched movies, in 1Q11, were “Karate Kid”, followed by “Inception” and “Grown Ups”. In the quarter, customers that used VoD on a paid basis increased by 43.2% y.o.y and by 3.3% q.o.q. VoD revenues increased by 26.1% y.o.y, becoming a relevant contributor to ARPU and pay-TV revenue growth.

In 1Q11, Meo continued to add and improve apps on its interactive widget bar. The Facebook widget underwent significant improvements and a new app highlighting surf content was launched — Liga Meo Prosurf — an exclusive interactive app with live broadcasting of all stages of the national surf contests.

These new services, channels, features and enhanced interactivity are aimed at strengthening Meo’s content and television viewing experience, thus allowing for an even stronger differentiation when compared to other pay-TV offers in the market.

Meo marketing campaigns continue to enjoy the highest notoriety in the Portuguese pay-TV market. In 1Q11 Meo aired a strong comparative campaign, describing its clear service advantages in internet speed, in PVR-experience and zapping experience. Also in 1Q11, PT launched a new campaign highlighting the benefits and key diferentiating features of its fibre network, FTTH, which presents a structural advantage when compared with other access technologies. In 1Q11, proved ad recall stood above 40% and spontaneous ad recall was above 45%, well ahead of any other competing brand in the sector.

As a result of the strong investment in innovation and technology, Meo service over fibre was deemed by Exame Informática, an independent Portuguese specialised magazine, as the best and most sophisticated pay-TV service in terms of technology and functionalities. This extensive side-by-side comparison with the cable competitor was carried out in the beginning of 2011 and published in February 2011. Meo was deemed to be the best service in several categories including: (1) internet bandwidth; (2) digital video recording; (3) video on demand; (4) sound quality; (5) set top box, and (6) energy consumption.

In the last few months, PT launched several vertical offers targeting the SME/SOHO and corporate segments in order to provide differentiated convergent offers customised for different sectors, aiming at further strengthening PT’s positioning in the market. In addition, PT also undertook several initiatives to strengthen its commercial focus in SME/SOHO segment, with actions taken and objectives established across three main channels including: (1) in-store: definition of promotions to increase traffic, improve communication and new incentive plans to increase sales efficiency; (2) product/account managers: sharing of best practices, definition of minimum thresholds for commercial activity and new incentive plans aimed at promoting cross selling and convergence, and (3) contact centre: design of specific offers for outbound selling, simplification of sales and provisioning processes and renewed focus on cross selling. These initiatives are already delivering on results, as the number of commercial contacts increased 62% in March 2011, when compared to January 2011, and new convergent customers have grown 10% over the same period. As a result, line loss in the SME/SOHO segment was further reduced in the quarter to 3 thousand lines, as compared to 8 thousand in 1Q10 and 18 thousand in 1Q09. Already in May 2011, new convergent vertical offers were designed and launched for the SME/SOHO segment, aimed at further strenghtening the convergence between telecoms, fixed and mobile, and IT.

In December 2010, PT was awarded the ISO 20000 certification for Cloud Computing, IT Management, Security Management and Data centre Infrastructures. This certification adds a stamp of quality to PT’s service delivery, further strengthening its position in the area of IT services aimed at the corporate and the SME/SOHO segment. In the corporate sector, which is being impacted by challenging trading conditions, PT continued to enlarge the scope of its services to increase its share of wallet through: (1) maximisation of value extraction in core telecoms through migration to more sophisticated VPN, and LAN based services; (2) consolidation of IT and cloud services, prioritising desktop and server IaaS (infrastructure as a service) and SaaS (security as a service); (3) paving the way for new revenue streams and new lines of business like triple device strategy, anchoured on smartphone, tablets and notebook, and M2M services, and (4) addressing specific customer needs through tailor-made solutions and focus on outsourcing and BPO.

Customer care continued to be a key priority as PT continues to strive to improve customer experience across all market segments. As a result of the continued efforts in the deployment of Meo and in the rollout of future proof technologies, namely FTTH, and notwithstanding the strong growth of Meo customers, the number of complaints declined by 19% and the number of calls to the call centre declined by 30% y.o.y.

In 1Q11, wireline operating revenues decreased by 6.6% y.o.y (Euro 32 million) to Euro 456 million, impacted by: (1) lower data and corporate revenues (Euro 10 million), which reflect challenging economic conditions, as well as the reduction in some structural projects, such as “Projecto Escolas” (Euro 4 million); (2) a decline in wholesale revenues (Euro 10 million) particularly in revenues from ULL and DSL; (3) lower revenues generated by the directories business (Euro 6 million), and (4) lower equipment sales (Euro 4 million).

In the quarter, retail revenues increased by 0.9% y.o.y to Euro 246 million, underpinned by the continued strong performance of Meo triple-play offers (voice, data and pay-TV) and thus further consolidating the turnaround of the wireline business. This performance of retail revenues is being achieved on the back of pay-TV and fixed broadband revenue growth and increasing market share in the residential market. PT offers attractive and differentiated triple-play and double-play services, which are mitigating the decline in international traffic revenues, against a backdrop of aggressive competition, and in fixed to mobile revenues, as voice traffic is becoming more on net. As a result of this solid performance of Meo, the residential segment grew its retail revenues by 7.8% y.o.y in 1Q11, which compares to a 5.2% growth in 4Q10 and 5.4% in 2010, reflecting the benefits of the transformation of PT’s residential offering model from a single-play to a triple-play.

As in previous quarters, the performance of retail revenues was underpinned by growth in retail RGUs of 52 thousand, namely pay-TV customers (+46 thousand net additions in the quarter), high quality broadband customers (+14 thousand postpaid net adds) and resilience of traffic generating lines. The performance of retail revenues continued to benefit from the successful implementation of the pay-TV strategy, notwithstanding strong competition from other fixed and cable operators as well as from mobile operators, both in voice and broadband.

Wireline income statement (1)	Euro million

	1Q11	1Q10	y.o.y
Operating revenues	456.2	488.2	(6.6)%
Retail	245.8	243.7	0.9%
Wholesale	109.6	119.6	(8.3)%
Data & corporate	67.7	77.3	(12.4)%
Other wireline revenues	33.1	47.6	(30.6)%
Operating costs, excluding PRBs and D&A	268.1	299.6	(10.5)%
Wages and salaries	51.6	58.4	(11.6)%
Direct costs	102.3	106.5	(4.0)%
Commercial costs	22.5	28.0	(19.8)%
Other operating costs	91.7	106.7	(14.0)%
EBITDA (2)	188.1	188.5	(0.2)%
Post retirement benefits	12.0	17.8	(32.5)%
Depreciation and amortisation	123.8	105.9	16.9%
Income from operations (3)	52.3	64.9	(19.4)%
EBITDA margin	41.2%	38.6%	2.6	pp
Capex	82.4	112.4	(26.7)%
Capex as % of revenues	18.1%	23.0%	(5.0	)pp
EBITDA minus Capex	105.7	76.2	38.7%

(1) Includes intragroup transactions.

(2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation.

(3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Wholesale revenues decreased by 8.3% y.o.y in 1Q11 to Euro 110 million, impacted by the decrease in leased lines revenues (-10.4% y.o.y), traffic revenues (-4.8% y.o.y) and other. This performance is explained by the decline in ULL, wholesale line rental and wholesale ADSL revenues in the quarter (Euro 3 million), explained by network investments from other operators.

Revenues from data and corporate services decreased by 12.4% y.o.y in 1Q11 as a result of the decline in revenues from network management, outsourcing and IT (-15.7% y.o.y) and from VPN and leased lines (-10.2% y.o.y) against a backdrop of challenging economic conditions affecting the SME/SOHO and corporate segments, namely due to strong pricing pressure and to a reduction in some structural projects related to the public administration (Euro 4 million).

Other revenues decreased by 30.6% y.o.y in 1Q11, mainly as a result of the 31.5% y.o.y decline in directories (Euro 6 million), reflecting the secular negative trend of the directories business, and 41.8% decline in equipment sales (Euro 4 million).

In 1Q11, EBITDA has remained flat y.o.y (-0.2%), benefiting from focus on cost cutting and the pay-TV customer base reaching critical mass. This performance marked a robust and steady improvement (-5.3% in 4Q10, -5.9% y.o.y in 3Q10, -6.4% y.o.y in 2Q10 and -9.4% in 1Q10), the best performance in the last eighteen quarters, notwithstanding the investment in promoting pay-TV and triple-play offers and pricing pressure in the corporate and SME/SOHO segments. This solid EBITDA performance in the wireline segment was achieved against a backdrop of lower contribution to revenues and EBITDA derived from the directories business, which declined Euro 6 million and Euro 2 million, respectively. It is also worth highlighting that in 1Q11 EBITDA increased sequentially by 1.8% q.o.q. Operating expenses excluding D&A and PRBs decreased by 10.5% y.o.y (Euro 32 million), notwithstanding the increase in programming costs (+19.1% y.o.y, Euro 5 million), although programming costs per customer decreased by 14% y.o.y. The increase in programming costs resulted from the continued broader content offering and higher uptake of premium and VoD services. In 1Q11, maintenance and repair costs decreased by 4.9% y.o.y to Euro 22 million, on the back of strong decrease in average resolution time and increase in average productivity of field force technicians. This favourable performance is the result of the continued focus on improving the profitability of the business and the initial benefits of the rollout of the FTTH network, which is more robust than legacy networks. In 1Q11, wages and salaries decreased by 11.6% y.o.y to Euro 52 million as a result of strong focus on cost reduction and also benefiting from curtailment. Commercial costs, which fell by 19.8% y.o.y to Euro 22 million, reflected the decrease in marketing and publicity and the strict cost discipline. EBITDA margin, which stood at 41.2% in 1Q11, increased by 2.6pp y.o.y, the best performance since 3Q06 and clearly confirming steady improvements in the historical trend following the launch of triple-play offers and pay-TV and continued focus on cost control.

Capex decreased from Euro 112 million in 1Q10 to Euro 82 million in 1Q11 (-26.7% y.o.y), notwithstanding the continued efforts in the rollout of future proof technologies, namely FTTH. As a result of PT’s focus on efficiency empowerments and cash flow, 1Q11 EBITDA minus Capex increased by 38.7% y.o.y to Euro 106 million, as other investments decreased, namely in the backbone and SI/TI, benefiting from significant investments during 2008 and 2009 and also synergies from fixed-mobile integration.

Mobile

In 1Q11, TMN’s total customers increased by 2.1% y.o.y to 7,414 thousand, underpinned by wireless broadband customers, with quarterly net additions of 14 thousand for postpaid customers and net losses of 19 thousand for prepaid customers. Notwithstanding the increased popularity of tribal plans in previous quarters, the new pricing plans launched in the personal segment, branded as “e nunca mais acaba” and “TMN unlimited” are gaining momentum. In 1Q11, postpaid customers accounted for 31.1% of total customer base. The growth of postpaid customers was also achieved as a result of a continued growth of wireless broadband penetration.

Mobile operating data (1)

	1Q11	1Q10	y.o.y
Customers (‘000)	7,414	7,264	2.1%
Net additions (‘000)	(5)	11	n.m.
Total traffic (million minutes)	2,588	2,508	3.2%
MOU (minutes)	116	115	0.9%
ARPU (Euro)	12.6	14.7	(14.2)%
Customer	11.3	12.8	(11.7)%
Interconnection	1.2	1.7	(30.5)%
Data as % of service revenues (%)	26.9	23.3	3.6	pp
SARC (Euro)	32.9	26.6	23.6%
Employees	1,037	1,000	3.7%

(1) Includes MVNO subscribers.

In 1Q11, TMN continued to invest significantly in the differentiation and strengthening of its handset portfolio with the launch of new phones such as the exclusive commercialisation, launched already in April 2011, of Sony Ericsson XperiaTM Play, the first smartphone worlwide to integrate the Playstation. TMN has the most comprehensive smartphone offering in the Portuguese mobile market, including: (1) the most well known operating systems: Windows Mobile, Android, RIM, Symbian and Apple, and (2) a wide range of smartphones from various manufacturers. TMN also continued to invest in the development and marketing of own-label low-cost smartphones aimed at the mass market, such as Sapo a5. The own label smartphones are enablers of the market and driving an increased popularity of these devices. To streghten further its data offerings, TMN also markets tablets making available Huawey S7 and Samsung Galaxy Tab.

As part of its data and value added services strategy, TMN has also been investing significantly in new services that are already aligned with future market trends, such as: (1) Music Box, an integrated service for mobile phones, PCs and TV that provides access to a catalogue of millions of music tracks, with immediate access to unlimited streaming, from the main world music companies. This offer also includes 10 mp3 downloads per month, free of charge for customers with unlimited plans and, after a 3 months free for trial, is priced at Euro 4.99 per month for other plans; (2) TMN’s application store is making available sports, news, entertainment, games, books and utility apps, which leverages on the wide experience and presence of PT’s portal Sapo in the online world and partnerships with third parties; (3) meo mobile, which makes available 40 TV channels, in various categories such as information, sports, entertainment, children and other, on the mobile phone, and (4) pond, an aggregation service that enables the access to multiple personal accounts and social network accounts.

This service and applications offering is complemented with the “internetnotelemóvel” service, which offers internet access on mobile phones in any place at any time and also access to TMN’s innovative mobile portal.

In 2011, TMN has been reinforcing its strategy to target the youth segment. Following the launch of Music Box, and benefiting from its presence in the SWtmn, one of the major summer festivals in Portugal, in March 2011, TMN launched SWtmn radio, to extend the festival alignment throughout the year. SWtmn radio is available through a multi-platform strategy, based on radio, PC, mobile equipment and TV through Meo.

In 2H10 and 1Q11 TMN completely redesigned its tariff structure for the personal segment, aimed at enhancing the value proposition of prepaid offers, increasing the penetration in high value segments and simplifying its commercial offers. This comprehensive movement culminated with the launch, in January 2011, of a new prepaid tariff plan branded “e nunca mais acaba”, which is targeted at the mass market.

The new “e nunca mais acaba” tariff plan is based on three key characteristics: (1) cost control, with free and unlimited communications to TMN customers; (2) simplicity and clarity, as these prepaid plans include unlimited voice and SMS for the TMN network, either on off-peak periods or all day, with a fair usage policy, and internet access, including 500MB of download capacity, for a monthly fee ranging from Euro 10 to Euro 25, and (3) easy and informed subscription, with a free IVR line dedicated to this new offer and stores layout redesigned with a new area and product specialist for a customised advice based on customer preferences and immediate migration and activation.

In January 2011, TMN extended further the concept of new tariff plans also by launching “all net unlimited”, which includes traffic for all national networks. These have similar pricing points to those of “TMN unlimited”, the new postpaid pricing plans that were launched in July 2010, that TMN also continued to market in the quarter. These pricing plans are designed to leverage on the increased popularity of smartphones in Portugal and include voice services and broadband Internet access (at first 500MB and since the launch of “e nunca mais acaba” plans 1GB of mobile Internet plus unlimited WiFi usage in 1,600 PT’s hotspots), while at the same time guaranteeing minimum consumption levels of Euro 30 (unlimited on-net traffic, SMS and MMS included, subject to fair usage policy) and Euro 100 (unlimited on-net and off-net traffic, SMS and MMS included, subject to fair usage policy).

TMN also continues to market the tribal plans targeted at the youth segment, “Moche”. As from 1 December 2010 for new customers and as from 1 January 2011 for existing customers, the monthly fee or mandatory top-up of these tribal plans were increased. This offer now includes an option with a monthly fee of Euro 12.5, up from Euro 10 and one other option without a monthly fee, although subject to a minimum recharge of Euro 15 every 30 days (previously Euro 12.5).

As a result of TM N’s investment in: (1) improving the customer experience in the usage of its voice and data services; (2) increasing the quality of its customer care processes; (3) extending the availability of self-care tools, and (4) simplifying of the offerings and reliability of the services, in 1Q11 the number of calls to the customer care call centre and the number of complaints of TMN customers declined 3% and by 6% when compared to 1Q10 and 2010, respectively. Also worthwhile to note that, in 1Q11, the number of complaints of TMN’s broadband customers declined by 26% y.o.y, reflecting an improved customer experience and the quality of TMN’s network.

In 1Q11, customer ARPU at TMN stood at Euro 11.3 (-1 1.7% y.o.y) mainly as a result of: (1) increased penetration of voice and data services in lower segments of the market, and (2) increased popularity of tribal plans targeted at the youth segment, which reflect increased competition in the market. Interconnection ARPU declined by 30.5% y.o.y, with termination rates declining sequentially by Euro 0.5 cents to Euro 4.5 cents as of 24 February 2011, as a result of the glide path defined by ANACOM, the Portuguese telecom regulator. As a result, TMN’s ARPU stood at Euro 12.6 in 1Q11 (-14.2% y.o.y).

In 1Q11, total traffic increased by 3.2% y.o.y to 2,588 million minutes, driven by outgoing traffic, which increased by 6.6% y.o.y, while incoming traffic declined by 9.9% y.o.y. Notwithstanding resilient volume traffic growth, primarily due to increased penetration of tribal plans and growth in customer base (+2.1%, EoP), in 1Q11 growth slowed down sequentially. As a result of lower growth in traffic volumes coupled with continued growth in mobile data cards, MOU increased only by 0.9% y.o.y in the quarter.

In 1Q11, TMN’s operating revenues amounted to Euro 303 million, a decrease of 12.4% y.o.y (Euro 43 million), mainly due to: (1) the Euro 11 million decline in interconnection revenues, driven by the Euro 7 million negative impact of lower MTRs; (2) the Euro 27 million decline in customer revenues, against a backdrop of challenging economic conditions, namely a VAT increase by 3pp y.o.y and increased penetration of tribal plans, and (3) the 23.2% y.o.y decline in equipment sales (Euro 5 million). Data revenues increased by 1.4% y.o.y in 1Q11 notwithstanding: (1) the impact of tribal plans on SMS revenues, and (2) continued growth in fixed broadband. In 1Q11, SMS and data revenues accounted for 26.9% of service revenues (+3.6pp y.o.y).

During the quarter, TMN continued to focus on strict cost control. In 1Q11, EBITDA stood at Euro 144 million (-12.2% y.o.y) declining by Euro 20 million, against a revenue decline of Euro 43 million and the decline of Euro 28 million in net service revenues (service revenues minus direct costs). This performance is the result of cost cutting at TMN as other operating expenses declined 17.2% y.o.y, reflecting strict cost discipline in customer care, network maintenance and general and administrative costs. In 1Q11, EBITDA margin stood at 47.5%, remaining flat when compared to 1Q10. Operating expenses, excluding D&A, decreased by 12.5% y.o.y in 1Q11 to Euro 159 million, as a result of operational and cost discipline: (1) lower direct costs (-17.9% y.o.y to Euro 51 million), due to lower MTRs and a higher proportion of on-net traffic, notwithstanding higher capacity costs, which are associated with the provision of data services and growth in voice traffic, and (2) lower other operating costs (-17.2% y.o.y). Other operating expenses benefited from lower maintenance and repairs, which result from an integrated and more efficient management of fixed and mobile networks, the optimisation in customer care and additional reductions in general and administrative costs. Commercial costs decreased 1.2% y.o.y, to Euro 46 million, notwithstanding the increase in comissions and marketing and publicity due to the investment in marketing of new tariff plans “e nunca mais acaba” and “all net unlimited” and strong competition in certain market segments. Wages and salaries decreased by 4.2% y.o.y due to ongoing internal restructurings.

Mobile income statement (1)	Euro million

	1Q11	1Q10	y.o.y
Operating revenues	303.0	345.9	(12.4)%
Services rendered	281.5	320.7	(12.2)%
Customer	252.0	279.2	(9.7)%
Interconnection	26.5	37.3	(28.9)%
Roamers	2.9	4.2	(31.2)%
Sales	17.6	22.9	(23.2)%
Other operating revenues	4.0	2.2	76.8%
Operating costs, excluding D&A	159.0	181.8	(12.5)%
Wages and salaries	11.4	11.9	(4.2)%
Direct costs	50.7	61.8	(17.9)%
Commercial costs	45.7	46.3	(1.2)%
Other operating costs	51.2	61.8	(17.2)%
EBITDA (2)	144.0	164.1	(12.2)%
Depreciation and amortisation	52.8	51.4	2.7%
Income from operations (3)	91.2	112.7	(19.1)%
EBITDA margin	47.5%	47.4%	0.1	pp
Capex	19.0	23.5	(19.3)%
Capex as % of revenues	6.3%	6.8%	(0.5	)pp
EBITDA minus Capex	125.0	140.6	(11.1)%

(1) Includes intragroup transactions.

(2) EBITDA = income from operations + depreciation and amortisation.

(3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Capex decreased by 19.3% y.o.y in 1Q11 to Euro 19 million, equivalent to 6.3% of revenues (-0.5pp y.o.y). The decrease in TMN’s capex is primarily explained by the strong focus on cash flow generation and profitability, synergies from the fixed-mobile integration and management of the Portuguese businesses along customer segments. Capex continued to be directed primarily towards expanding network capacity and coverage, namely in urban areas and main roads. Infra-structure related capex was broadly flat as a result of the continued focus on the provision of high quality mobile voice and data services and on accommodating increased voice and data usage. TMN’s network quality continues to stand out in the context of the Portuguese market for its coverage and reliability both in voice and broadband. The most recent study issued by Anacom, the Portuguese telecom regulator, recognised TMN as the Portuguese mobile operator with the best coverage, both in the urban areas and in the main motorways and roads, for mobile broadband services. Additionally, TMN has been strengthening its mobile data capabilities and its network quality by leveraging the existing FTTH deployment to boost its mobile network quality and lead the 4G roll-out in the Portuguese market.

As a result of the strict focus on cash flow generation, profitability and cost cutting, EBITDA minus capex at TMN stood at Euro 125 million in 1Q11.

International Businesses

In 1Q11, international assets, on a pro-forma basis, increased their proportional revenues by 26.7% y.o.y to Euro 163 million, while EBITDA increased by 4.1% y.o.y to Euro 53 million, improving the quarterly trend observed during 2010, notwithstanding the devaluation of the Angolan Kwanza.

Proportional income statement of international assets (1)	Euro million

	1Q11	1Q10	y.o.y
Operating revenues	163.2	128.7	26.7%
EBITDA (2)	52.8	50.7	4.1%
Depreciation and amortisation	15.3	12.6	21.7%
Income from operations (3)	37.5	38.2	(1.7)%
EBITDA margin	32.4%	39.4%	(7.0	)pp

(1) Pro-forma consolidation of international assets using the percentage of ownership held by PT.

(2) EBITDA = income from operations + depreciation and amortisation.

(3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Highlights of main assets in Africa and Asia (1Q11) (1)	Million (financials)

	Stake	Rev. local	y.o.y	EBITDA local	y.o.y	Margin	Rev. Eur	EBITDA Eur
Unitel, Angola (2) (4)	25.00%	396	12.3%	220	1.0%	55.4%	290	161
MTC, Namibia (3) (4)	34.00%	362	5.2%	188	2.1%	52.0%	38	20
CVT, Cape Verde (3) (4)	40.00%	1,904	2.8%	1,085	2.7%	57.0%	17	10
CTM, Macao (2)	28.00%	906	39.9%	318	11.4%	35.1%	83	29
CST, S.Tomé & Principe (3) (4)	51.00%	76,848	7.8%	19,221	(1.4)%	25.0%	3	1
Timor Telecom, East Timor (3)	41.12%	15	16.6%	8	19.4%	56.2%	11	6

(1) Figures account for 100% of the company. PT has management contracts in CVT, CST and Timor Telecom.

(2) Equity consolidation method.

(3) Full consolidation method.

(4) These stakes are held by Africatel, which is 75% controlled by PT.

In 1Q11, Unitel’s revenues and EBITDA, in Angolan Kwanzas, increased by 16.6% and by 7.0% y.o.y, respectively, and, in USD, increased by 12.3% and by 1.0% y.o.y, to USD 396.1 million and USD 219.6 million. In 1Q11, Unitel continued its expansion both in Luanda and other regions in the country and launched several campaigns to promote voice and data usage and roaming.

In 1Q11, MTC’s revenues and EBITDA increased by 5.2% and 2.1% y.o.y, reaching NAD 362.1 million and NAD 188.3 million, respectively. This revenue performance was achieved despite significant decline in MTRs and heavy promotions with traffic bonus to reinforce the campaigns competitive position. Excluding the impact of lower MTRs (-40% average price y.o.y), revenues and EBITDA would have increased by 7.3% and 4.7%, respectively. In 1Q11, EBITDA margin stood at 52.0%. Data revenues accounted for 22.0% of service revenues. In 1Q11, MTC focused its marketing and commercial activity on: (1) launching of BlackBerry solutions for postpaid and prepaid offers, thus further enhancing its smartphones offering; (2) campaigns aimed at promoting usage, and (3) boosting growth of broadband customers as MTC has 95% coverage and already offers download speeds of up to 7.2 Mbps.

In 1Q11, CVT’s revenues increased by 2.8% y.o.y to CVE 1,904 million, while EBITDA increased by 2.7% y.o.y to CVE 1,085 million. EBITDA margin stood at 57.0%. In 1Q11, mobile revenues were positively impacted by the growth of interconnection revenues but still negatively affected by roaming revenues. Wireline revenues were positively impacted by the growth of international traffic and broadband revenues. In 1Q11, CVT launched: (1) new commercial offers for corporate segment, under a new brand CVT Negócios; (2) several campaigns to stimulate

SMS usage, and (3) new TV channels to further strengthen IPTV market momentum. Broadband and IPTV customers increased significantly, representing 23.9% and 10.9%, respectively, of the wireline customer base.

In 1Q11, CTM’s revenues and EBITDA increased by 39.9% y.o.y and by 11.4% y.o.y to MOP 906.2 million and MOP 318.5 million, respectively. EBITDA margin was 35.1%. Revenue growth was driven by an increase in equipment sales. Mobile service revenues increased by 14.8% driven by the growth in data and roaming revenues. Data revenues represented 19.1% of mobile service revenues. In 1Q11, CTM launched several marketing campaigns aimed at increasing smartphones and wireless broadband customers.

In 1Q11, CST’s revenues increased by 7.8% y.o.y to STD 76,847 million and EBITDA decreased by 1.4% y.o.y to STD 19,221 million. EBITDA margin was 25.0%. EBITDA performance was negatively impacted by a new tax on foreign suppliers and an increase in commercial costs. Excluding the tax impact, EBITDA would have increased by 6.2% y.o.y. In 1Q11, CST’s mobile services reached a penetration of more than 63% of the country.

In 1Q11, Timor Telecom’s revenues and EBITDA increased by 16.6% y.o.y and by 19.4% y.o.y, to USD 15.1 million and USD 8.5 million, respectively, mainly as a result of the strong increase in the customer base. At the end of the quarter, Timor Telecom had 515 thousand mobile customers. EBITDA margin stood at 56.2%. Data revenues accounted for 15.6% of mobile service revenues. In 1Q11, Timor Telecom: (1) launched a new campaign to celebrate reaching 500 thousand mobile customers; (2) improved further its commercial offer, with several voice and data stimulation campaigns, and (3) strengthened its distribution network.

Consolidated financial statements

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED INCOME STATEMENT

FOR THE THREE MONTH PERIODS ENDED 31 MARCH 2011 AND 2010

Euro

	Notes	1Q11	1Q10 (restated)
CONTINUING OPERATIONS
REVENUES
Services rendered		836,773,462	859,015,863
Sales		23,824,130	31,516,442
Other revenues		10,520,476	16,346,258
	5	871,118,068	906,878,563
COSTS, LOSSES AND (INCOME)
Wages and salaries		156,770,781	149,635,678
Direct costs		124,858,849	133,702,429
Commercial costs		72,754,171	84,514,015
Supplies and external services		142,220,167	140,182,136
Indirect taxes		11,766,537	10,999,270
Provisions and adjustments		5,311,303	10,748,607
Depreciation and amortisation	13	196,359,967	172,406,083
Net post retirement benefits costs	6	12,045,973	17,822,567
Curtailment costs	6	4,403,203	5,178,162
Gains on disposal of fixed assets, net		(86,171)	(610,870)
Other costs, net		2,814,606	4,490,849
		729,219,386	729,068,926
Income before financial results and taxes	5	141,898,682	177,809,637
FINANCIAL LOSSES AND (GAINS)
Net interest expenses (income)	5 and 7	(17,317,460)	59,087,011
Equity in earnings of associated companies, net	5	(80,180,563)	(38,764,596)
Net other financial losses	5 and 8	41,907,002	4,877,328
		(55,591,021)	25,199,743
Income before taxes		197,489,703	152,609,894
Income taxes	5 and 9	47,968,128	38,718,221
Net income from continuing operations		149,521,575	113,891,673
DISCONTINUED OPERATIONS
Net income from discontinued operations	10	—	15,254,845
NET INCOME		149,521,575	129,146,518
Attributable to non-controlling interests		19,792,588	28,830,770
Attributable to equity holders of the parent	11	129,728,987	100,315,748

Earnings per share
Basic	11	0.15	0.11
Diluted	11	0.15	0.11

Earnings per share from continuing operations
Basic	11	0.15	0.11
Diluted	11	0.15	0.11

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE THREE MONTH PERIODS ENDED 31 MARCH 2011 AND 2010

Euro

	Notes	1Q11	1Q10
Income (expenses) recognised directly in shareholders’ equity
Foreign currency translation adjustments
Translation of foreign operations (i)		(110,814,522)	204,882,473
Transferred to profit and loss (ii)	12	(37,794,036)	—
Post retirement benefits
Net actuarial losses	6	(16,351,201)	(2,450,887)
Tax effect	9	4,087,800	649,485
Hedge accounting of financial instruments
Change in fair value		2,443,141	(3,003,701)
Transferred to profit and loss		874,015	958,309
Tax effect		(879,046)	542,029
Other expenses recognised directly in shareholders’ equity, net		(136,536)	516,318
		(158,570,385)	202,094,026
Income recognised in the income statement		149,521,575	129,146,518
Total income recognised		(9,048,810)	331,240,544
Attributable to non-controlling interests		6,463,422	82,343,747
Attributable to equity holders of the parent		(15,512,232)	248,896,797

(i)    Losses recorded in the three months period ended 31March 2011are mainly related to the impact on the investments in Oi and Contax resulting from the depreciation of the Brazilian Real against the Euro, from 2.2177 as at 31December 2010 to 2.3058 as at 31March 2011. Gains recorded in the three months period ended 31March 2010 are mainly related to the impact of the appreciation of the Brazilian Real against the Euro, from 2.5113 as at 31December 2009 to 2.4043 as at  31March 2010, on Portugal Telecom’s former investment in Brasilcel (Euro 170 million), which was sold to Telefónica in September 2010.

(ii)   This caption corresponds to the cumulative amount of foreign currency translation adjustments relating to the investment in UOL, which was reclassified to profit and loss upon the completion of the disposal of this investment in January 2011(Note 12).

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

31 MARCH 2011 AND 31 DECEMBER 2010

Euro

	Notes	31 Mar 2011	31 Dec 2010
ASSETS
Current Assets
Cash and cash equivalents		3,843,539,159	4,764,732,734
Short-term investments		628,959,647	341,772,444
Accounts receivable		3,982,984,817	3,384,124,217
Inventories		132,242,265	101,515,755
Taxes receivable		346,830,836	37,545,321
Prepaid expenses		129,350,050	39,617,800
Other current assets		264,995,013	25,647,001
Non-current assets held for sale	12	—	160,448,046
Total current assets		9,328,901,787	8,855,403,318

Non-Current Assets
Accounts receivable		13,961,044	19,113,062
Financial investments		393,863,006	379,198,216
Intangible assets	13	4,916,376,405	1,111,692,584
Tangible assets	13	6,430,107,478	3,874,613,414
Post retirement benefits	6	12,447,633	1,927,991
Deferred taxes	9	1,319,500,583	653,075,198
Other non-current assets		1,089,408,233	274,908,378
Total non-current assets		14,175,664,382	6,314,528,843
Total assets		23,504,566,169	15,169,932,161

LIABILITIES
Current Liabilities
Short-term debt	14	3,283,212,249	951,921,279
Accounts payable		1,075,299,809	711,489,295
Accrued expenses		902,732,834	558,974,927
Deferred income		285,761,459	287,808,093
Taxes payable		438,755,045	57,410,840
Provisions	15	296,190,167	87,683,131
Other current liabilities		187,284,584	28,391,592
Total current liabilities		6,469,236,147	2,683,679,157

Non-Current Liabilities
Medium and long-term debt	14	8,638,982,990	6,254,380,288
Taxes payable		316,258,378	3,805,301
Provisions	15	660,901,145	40,947,202
Post retirement benefits	6	1,023,666,148	968,792,596
Deferred taxes	9	655,509,107	311,597,337
Other non-current liabilities		495,734,711	297,585,145
Total non-current liabilities		11,791,052,479	7,877,107,869
Total liabilities		18,260,288,626	10,560,787,026

SHAREHOLDERS’ EQUITY
Share capital		26,895,375	26,895,375
Treasury shares		(239,562,419)	(178,071,827)
Legal reserve		6,773,139	6,773,139
Reserve for treasury shares		6,970,320	6,970,320
Revaluation reserve		682,559,589	693,283,402
Other reserves and accumulated earnings		3,831,809,734	3,836,598,153
Equity excluding non-controlling interests		4,315,445,738	4,392,448,562
Non-controlling interests		928,831,805	216,696,573
Total equity		5,244,277,543	4,609,145,135
Total liabilities and shareholders’ equity		23,504,566,169	15,169,932,161

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE THREE MONTH PERIODS ENDED 31 MARCH 2010 AND 2011

Euro

				Reserve for		Other reserves	Equity excluding
	Share	Treasury	Legal	treasury	Revaluation	and accumulated	non-controlling	Non-controlling	Total
	capital	shares	reserve	shares	reserve	earnings	interests	interests	equity
Balance as at 31 December 2009	26,895,375	(178,071,827)	6,773,139	6,970,320	722,108,135	733,636,104	1,318,311,246	1,069,135,212	2,387,446,458
Dividends	—	—	—	—	—	—	—	(10,738,920)	(10,738,920)
Acquisitions, disposals and share capital increases	—	—	—	—	—	—	—	8,666,366	8,666,366
Tax effect on equity component of exchangeable bonds	—	—	—	—	—	(15,143,542)	(15,143,542)	—	(15,143,542)
Income recognized directly in equity	—	—	—	—	(11,322,714)	159,903,763	148,581,049	53,512,977	202,094,026
Income recognized in the income statement	—	—	—	—	—	100,315,748	100,315,748	28,830,770	129,146,518
Balance as at 31 March 2010	26,895,375	(178,071,827)	6,773,139	6,970,320	710,785,421	978,712,073	1,552,064,501	1,149,406,405	2,701,470,906

Euro

				Reserve for		Other reserves	Equity excluding
	Share	Treasury	Legal	treasury	Revaluation	and accumulated	non-controlling	Non-controlling	Total
	capital	shares	reserve	shares	reserve	earnings	interests	interests	equity
Balance as at 31 December 2010	26,895,375	(178,071,827)	6,773,139	6,970,320	693,283,402	3,836,598,153	4,392,448,562	216,696,573	4,609,145,135
Dividends	—	—	—	—	—	—	—	(10,068,434)	(10,068,434)
Reciprocal investment from Oi in Portugal Telecom (Note 2)	—	(61,490,592)	—	—	—	—	(61,490,592)	—	(61,490,592)
Minority interests related to the acquisition of Oi and Contax (Note 2)	—	—	—	—	—	—	—	715,740,244	715,740,244
Income recognized directly in equity	—	—	—	—	(10,723,813)	(134,517,406)	(145,241,219)	(13,329,166)	(158,570,385)
Income recognized in the income statement	—	—	—	—	—	129,728,987	129,728,987	19,792,588	149,521,575
Balance as at 31 March 2011	26,895,375	(239,562,419)	6,773,139	6,970,320	682,559,589	3,831,809,734	4,315,445,738	928,831,805	5,244,277,543

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM SGPS, S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE THREE MONTH PERIODS ENDED 31 MARCH 2011 AND 2010

Euro

	Notes	1Q11	1Q10 (restated)

OPERATING ACTIVITIES
Collections from clients		1,052,978,226	1,022,848,499
Payments to suppliers		(375,715,306)	(551,816,195)
Payments to employees		(147,757,535)	(136,439,078)
Payments relating to income taxes	16.a	(41,804,775)	(15,168,582)
Payments (receipts) relating to post retirement benefits	6	(36,114,871)	32,950,546
Payments relating to indirect taxes and other		(78,116,917)	(72,458,889)
Cash flows from operating activities from continuing operations		373,468,822	279,916,301
Cash flows from operating activities from discontinued operations	10	—	101,974,556
Cash flows from operating activities (1)		373,468,822	381,890,857

INVESTING ACTIVITIES
Cash receipts resulting from:
Short-term financial applications	16.b	325,018,837	8,813,919
Financial investments	16.c	155,586,883	1,246,810
Tangible and intangible assets		309,508	6,651,267
Interest and related income	16.d	136,690,790	5,058,574
Dividends	16.e	96,752,121	52,434,554
Other investing activities		1,443,046	414,561
		715,801,185	74,619,685
Payments resulting from:
Short-term financial applications	16.b	(612,206,040)	(15,147)
Financial investments	16.f	(2,031,591,861)	(110,000)
Tangible and intangible assets		(175,178,833)	(241,358,240)
Other investing activities		(14,586,447)	—
		(2,833,563,181)	(241,483,387)
Cash flows from investing activities related to continuing operations		(2,117,761,996)	(166,863,702)
Cash flows from investing activities related to discontinued operations	10	—	(48,369,675)
Cash flows from investing activities (2)		(2,117,761,996)	(215,233,377)

FINANCING ACTIVITIES
Cash receipts resulting from:
Loans obtained	16.g	1,351,481,260	6,449,681,773
Subsidies		8,982	1,100,570
Other financing activities		117,043	16,294
		1,351,607,285	6,450,798,637
Payments resulting from:
Loans repaid	16.g	(374,961,386)	(5,716,200,854)
Interest and related expenses		(144,955,378)	(100,780,929)
Dividends		(1,104,338)	(13,225,115)
Other financing activities		(16,393)	(373,201)
		(521,037,495)	(5,830,580,099)
Cash flows from financing activities related to continuing operations		830,569,790	620,218,538
Cash flows from financing activities related to discontinued operations	10	—	(128,031,672)
Cash flows from financing activities (3)		830,569,790	492,186,866

Cash and cash equivalents at the beginning of the period		4,764,732,734	1,449,516,549
Change in cash and cash equivalents (4)=(1)+(2)+(3)		(913,723,384)	658,844,346
Effect of exchange differences		(7,470,191)	13,383,705
Cash and cash equivalents at the end of the period		3,843,539,159	2,121,744,600

The accompanying notes form an integral part of these financial statements.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements

As at 31 March 2011

(Amounts stated in Euros, except where otherwise mentioned)

1.                  Introduction

Portugal Telecom, SGPS, SA (“Portugal Telecom”) and its subsidiaries (“Group”, “Portugal Telecom Group”, or “the Company”) are engaged in rendering a comprehensive range of telecommunications and multimedia services in Portugal, Brazil and other countries or regions, including Africa.

On 28 March 2011, Portugal Telecom concluded the acquisition process of its investments in Oi and Contax and the agreements with its controlling shareholders for a total cash consideration of R$8,437 million.

Telemar Norte Leste, S.A. (“Telemar”), which uses the brand name Oi, is the leading provider of telecommunication services in the Brazilian market and the largest fixed telecommunications operator in South America in terms of active clients. Following the share capital increases undertaken on 28 March 2011 by Telemar Participações, S.A. (“Telemar Participações”), Tele Norte Leste Participações, S.A. (“TNL”) and Telemar, Portugal Telecom has acquired on that date a direct and indirect stake of 25.3% in Telemar for a total cash consideration of R$ 8.32 billion (Euro 3.68 billion). Under the terms of this acquisition, Portugal Telecom shares the control of Oi’s strategic financial and operating decisions, resulting in the proportional consolidation of its direct and indirect stake in Telemar Participações (25.6%), which fully consolidates TNL and Telemar. This transaction was completed following the Memorandum of Understanding entered into, on 28 July 2010, by Portugal Telecom together with Andrade Gutierrez Participações, S.A. (“AG”) and LF Tel, S.A. (“LF”), two of the main shareholders of Telemar Participações, which sets the principles for the development of a strategic partnership between Portugal Telecom and Oi Group.

The purpose of this strategic partnership between Portugal Telecom and Oi is to develop a global telecommunications platform that will allow for cooperation in diverse areas, with a view to, among other things, sharing best practices, achieving economies of scale, implementing research and development initiatives, developing new technologies, expanding internationally, particularly in Latin America and Africa, diversifying the services provided to customers, maximizing synergies and reducing costs, and seeking to offer constant high quality services to our corporate and individual customers, while creating and adding value for our shareholders. Under this partnership, it is envisaged for example that, amongst other purposes, Oi would use part of the proceeds received from the share capital increase mentioned above to acquire up to 10% of the outstanding shares of Portugal Telecom. As at 31 March 2011, Oi had acquired 26,895,360 shares of Portugal Telecom, representing 3.1% of outstanding shares. As mentioned below, Portugal Telecom’s share in this investment was classified as treasury shares in its Consolidated Statement of Financial Position and amounted to Euro 61 million (Note 2).

Additionally, on 28 March 2011, Portugal Telecom has also concluded the acquisition of a 16.2% stake in CTX Participações S.A. (“CTX”) for a consideration of R$ 116 million (Euro 50 million). CTX is the controlling shareholder of and fully consolidates Contax, S.A. (“Contax”), one of the leading corporate services company and the leader in contact centre services in Brazil. As a result of this acquisition, Portugal Telecom has acquired a direct and indirect stake (via AG and LF) of 42.0% in CTX and 14.1% of Contax. CTX, which controls and fully consolidates Contax, is proportionally consolidated in Portugal Telecom’s financial statements, considering the corporate governance rights attributed to Portugal Telecom under the shareholders agreements entered into by the Company. The next step of this transaction is the merger of Dedic/GPTI with Contax, following which Portugal Telecom expects to hold a direct and indirect stake in CTX of 44.4%. According to Brazilian regulations governing securities transactions, an independent committee will be created to analyse the proposed exchange ratio and make a recommendation to Contax’s Board of Directors. The merger is subject to Board of Directors and Shareholders’ approval at both companies.

During the year 2010, Vivo was classified as a discontinued operation following the agreement reached with Telefónica on 28 July 2010 for the disposal of Portugal Telecom’s 50% stake in Brasilcel, which was completed in September 2010. Consequently, financial information relating to this business was restated to be presented as a discontinued operation.

The accompanying consolidated financial statements were approved by the Board of Directors and authorized for issue on 25 May 2011.

2.                  Basis of presentation

These consolidated financial statements have been prepared in accordance with International Accounting Standard Nº. 34 “IAS 34 Interim Financial Reporting”. These financial statements do not include all the information required by the International Financial Reporting Standards (“IFRS”) and accordingly should be read in conjunction with the consolidated financial statements for the year ended 31 December 2010. In addition, further explanations for the main changes of revenues and costs are disclosed in our interim management report, which should be read in conjunction with these interim consolidated financial statements.

The consolidation principles followed in the preparation of these interim financial statements are the same as were applied in the preparation of the last annual consolidated financial statements.

Changes in the consolidation perimeter

The main changes in the consolidation perimeter relate to the acquisition of direct and indirect stakes in Telemar and Contax, following which Portugal Telecom proportionally consolidated its assets and liabilities as at 31 March 2011, as explained above. The investment in Telemar was realized through the acquisition of a direct stake in this company and indirectly through the acquisition of stakes in the share capital of its controlling shareholders, while the investment in Contax was realized indirectly through the acquisition of a stake in the share capital of CTX. The investments in Telemar and Contax were realized through Portugal Telecom’s subsidiaries Bratel Brasil, S.A. and Portugal Telecom Brasil, S.A., respectively, and are structured as follows:

				Stake as at 31 March 2011
Company	Notes	Head office	Activity	Direct	Effective
Bratel Brasil, SA		São Paulo	Management of investments.		100.0%
PASA Participações, S.A.		Belo Horizonte	Management of investments.	Bratel Brasil, S.A. (35.0%)	35.0%
EDSP75 Participações, S.A.		São Paulo	Management of investments.	Bratel Brasil, S.A. (35.0%)	35.0%
AG Telecom Participações, S.A.		Belo Horizonte	Management of investments.	PASA Participações, S.A. (100%)	35.0%
Luxemburgo Participações, S.A.		Belo Horizonte	Management of investments.	AG Telecom Participações, S.A. (100%)	35.0%
LF Tel, S.A.		São Paulo	Management of investments.	EDSP75 Participações, S.A. (100%)	35.0%
Telemar Participações, S.A.	(a)	Rio de Janeiro	Management of investments.	Bratel Brasil, S.A. (12.1%); AG Telecom Participações, S.A. (12.9%); Luxemburgo Participações, S.A. (6.5%); LF Tel, S.A. (19.4%)	25.6%
Tele Norte Leste Participações, S.A.	(b)	Rio de Janeiro	Management of investments.	Bratel Brasil, S.A. (10.5%); Luxemburgo Participações, S.A. (2.4%); LF Tel, S.A. (2.4%); Telemar Participações (22.2%)	17.9%
Telemar Norte Leste, S.A.	(c)	Rio de Janeiro	Provider of telecommunications services in Brazil.	Bratel Brasil, S.A. (9.4%); Luxemburgo Participações, S.A. (3.3%); LF Tel, S.A. (3.3%); Telemar Participações (3.8%); TNL (70.5%)	25.3%
Portugal Telecom Brasil, S.A.		São Paulo	Management of investments.		100.0%
CTX Participações, S.A.	(a)	Rio de Janeiro	Management of investments.	Portugal Telecom Brasil, S.A. (16.2%); AG Telecom Participações, S.A. (25.4%); Luxemburgo Participações, S.A. (11.4%); LF Tel, S.A. (36.8%)	42.0%
Contax Participações, S.A.	(d)	Rio de Janeiro	Management of investments.	CTX Participações (33.5%)	14.1%
Contax, S.A.		Rio de Janeiro	Call center services.	Contax Participações (100%)	14.1%

(a)   Under the terms of this acquisitions of Oi and Contax and the agreements entered into with its controlling shareholders, Portugal Telecom shares the control of these companies’ strategic financial and operating decisions, resulting in the proportional consolidation of Portugal Telecom’s direct and indirect stakes in Telemar Participações (25.6%), which fully consolidates TNL, Telemar and all its subsidiaries, and in CTX (42.0%), which fully consolidates Contax Participações, Contax and its subsidiaries.

(b)   The voting rights of Telemar Participações in TNL are 56.4%.

(c)   The voting rights of TNL in Telemar are 98.0%.

(d)   The voting rights of CTX in Contax are 69.3%.

As mentioned above, the Oi Group is the leading provider of telecommunication services in the Brazilian market, providing these services through Telemar and its subsidiaries, as follows:

•    Telemar renders fixed telephone services in Region I of Brazil;

•    TNL PCS, S.A. renders mobile telephone services in Regions I and III of Brazil (99.7% owned by Telemar);

•    Brasil Telecom, S.A. (“Brasil Telecom”) renders fixed telephone services in Region II of Brazil (49.3% indirectly owned by Telemar, with voting rights of 79.6%);

•    14 Brasil Telecom Celular, S.A. renders mobile telephone services in Region II of Brazil (100% owned by Brasil Telecom, S.A.);

•    Several other companies, including holding companies and others rendering network services, data traffic services, financial services, services related to payment and credit systems and call center and telemarketing services.

The detail of the net assets proportionally consolidated in Portugal Telecom’s Statement of Financial Position related to Telemar (25.6%), Contax (42.0%) and its controlling shareholders and the goodwill recorded on a preliminary basis in connection with the transaction mentioned above is as follows:

Million

	28-Mar-2011 (acquisition date) (i)		31-mar-2011 (i)
	Brazilian Reais	Euro	Euro
Assets	21,424	9,466	9,291
Cash and cash equivalents (Note 16)	3,911	1,728	1,696
Current accounts receivable	1,749	773	759
Current taxes receivable	691	305	300
Current judicial deposits (ii)	479	212	208
Tangible assets (Note 13)	6,069	2,681	2,632
Intangible assets (Note 13)	4,702	2,077	2,039
Deferred taxes (Note 9)	1,554	686	674
Non-current judicial deposits (ii)	1,790	791	776
Post retirement benefits (Note 6)	25	11	11
Other (iii)	454	201	197
Liabilities	15,601	6,892	6,766
Short-term debt (Note 14)	1,513	668	656
Current accounts payable	961	424	417
Current accrued expenses	845	374	367
Current taxes payable	733	324	318
Current provisions (Note 15)	492	217	213
Medium and long-term debt (Note 14)	7,131	3,150	3,092
Non-current taxes payable (iv)	719	317	312
Non-current provisions (Note 15)	1,422	628	617
Post retirement benefits (Note 6)	146	64	63
Deferred taxes (Note 9)	815	360	353
Other (v)	825	364	358
Net assets acquired	5,822	2,573	2,525
Non-controling interests	1,650	729	716
Sub-total	4,172	1,844	1,809
Treasury shares acquired (Note 1) (vi)	142	61	61
Sub-total	4,314	1,906	1,871
Goodwill (Note 13) (vii)	4,123	1,822	1,788
Acquisition price (Note 16)	8,437	3,728	n.a.

(i)

The amounts as at 28 March 2011 correspond to the net assets acquired as at the acquisition date, while the amounts as at 31 March 2011 relate to the net assets proportionally consolidated in Portugal Telecom’s Statement of Financial Position as at that date. The difference between these amounts was recognised directly in shareholders’ equity and included in the Consolidated Statement of Comprehensive Income under the caption “Foreign currency translation adjustments”.

(ii)

These captions correspond to the judicial deposits made in connection with civil, labor and tax contingencies filed against the companies acquired (Note 15), including claims in respect of which risk of loss was deemed both probable or possible. These judicial deposits are included under the captions “Other current assets” and “Other non-current assets” of Portugal Telecom’s Consolidated Statement of Financial Position.

(iii)	This caption includes primarily prepaid expenses and non-current taxes receivable.
(iv)

Non-current taxes payable mainly relate to two financing programmes of federal debt in place in Brazil, under which companies enrolled a substantial portion of their debt to the National Treasury and the National Social Security Institute (“INSS”) past due up to 30 November 2008.

(v)	This caption includes primarily non-current accounts payable, namely related to licenses payable to Anatel, and deferred income.
(vi)

As at 31 March 2011, Oi had a 3.1% stake in Portugal Telecom, acquired by the end of March 2011. According to IAS 27, this investment was recorded as treasury shares under Portugal Telecom’s Consolidated Statement of Financial Position. This acquisition was made in connection with the strategic partnership entered into between Portugal Telecom and Oi (Note 1).

(vii)

The difference between the acquisition price and the carrying value of the net assets acquired was preliminary allocated to goodwill. Subsequently, the Company will prepare a purchase price allocation based on the fair value of net assets acquired.

The pro-forma of Portugal Telecom’s consolidated operating revenues and net income before minority interests for the three months period ended 31 March 2011 as if Oi and Contax had been consolidated as from 1 January 2011 are as follows:

Euro million

	Reported	Oi and Contax	Pro-forma
	figures	effect	information
Operating revenues	871	890	1,761
Net income (before minoritty interests)	150	(65)	85

Except for the changes mentioned above, there are no other relevant changes in the consolidation Group that occurred during the three months period ended 31 March 2011.

In addition, during the year 2010, Vivo was classified as a discontinued operation following the agreement reached with Telefónica on 28 July 2010 for the disposal of Portugal Telecom’s 50% stake in Brasilcel, which was completed in September 2010. Consequently, financial information relating to this business was restated to be presented as a discontinued operation.

3.                  Accounting policies, judgments and estimates

The accounting policies, judgments and estimates applied in these interim consolidated financial statements are consistent with those applied in Portugal Telecom’s last annual financial statements.

There were no standards, revised standards or interpretations that became effective during the three months period ended 31 March 2011, the adoption of which is applicable to Portugal Telecom’s financial statements.

In 2011, the International Accounting Standards Board (“IASB”) issued the following new standards that were not yet adopted by Portugal Telecom, as their application is only required in subsequent periods:

•                  On 12 May 2011, the IASB issued IFRS 10 Consolidated Financial Statements, which establishes the principles for the presentation and preparations of consolidated financial statements when an entity controls one or more entities. IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. IFRS 10 replaces the consolidation requirements in SIC 12 Consolidation — Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements. The Company is still accessing the impacts of the adoption of this standard, which is effective for annual periods beginning on or after 1 January 2013;

•                  On 12 May 2011, the IASB issued IFRS 11 Joint Arrangements, which classifies joint arrangements as either joint operations (combining the existing concepts of jointly controlled assets and jointly controlled operations) or joint ventures (equivalent to the existing concept of a jointly controlled entity) and requires the use of the equity method of accounting for interests in joint ventures thereby eliminating the proportionate consolidation method. This standard supersedes IAS 31 Interest in Joint Ventures and SIC 13 Jointly Controlled Entities — Non-Monetary Contributions by Venturers. This standard is effective for annual periods beginning on or after 1 January 2013;

•                  On 12 May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities, which is applicable to entities that have an interest in subsidiaries, joint arrangements, associates or unconsolidated structured entities, establishes disclosure objectives and specifies minimum disclosures that an entity must provide to meet those objectives. In accordance with this standard, an entity should disclose information that helps users of its financial statements to evaluate the nature of and risks associated with its interests in other entities and the effects of those interests on its financial statements. The Company is still accessing the impacts of the adoption of this standard, which is effective for annual periods beginning on or after 1 January 2013;

•                  On 12 May 2011, the IASB issued IFRS 13 Fair Value Measurement, which establishes a single source of guidance for fair value measurement under IFRS. Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date”. The Company is still accessing the impacts of the adoption of this standard, which is effective for annual periods beginning on or after 1 January 2013.

•                  Following the changes mentioned above, the standards IAS 27 Consolidated and Separate Financial Statements and IAS 28 Investments in Associates were revised accordingly.

4.                  Exchange rates

As at 31 March 2011 and 31 December 2010, assets and liabilities denominated in Brazilian Reais were translated to Euros using the exchange rates of 2.3058 and 2.2177 Brazilian Reais to the Euro, respectively. During the three month periods ended 31 March 2011 and 2010, the income statements of subsidiaries expressed in Brazilian Reais were translated to Euros using the average exchange rates of 2.2800 and 2.4917 Brazilian Reais to the Euro, respectively.

5.                  Segment reporting

For the three months period ended 31 March 2011, the identification of the operating segments is as follows: (i) Wireline (including Retail, Wholesale and Data & Corporate); and (ii) Mobile (TMN).

Following the acquisition of the investments in Oi and Contax, which results will only be proportionally consolidated as from 1 April 2011, Portugal Telecom will revise its operating segments structure.

In the three month periods ended 31 March 2011 and 2010, revenues by operating segment and its contribution to the Group’s consolidated revenues were as follows:

Euro

	1Q11			1Q10
	Standalone	Intragroup	Consolidated	Standalone	Intragroup	Consolidated
	revenues	revenues	revenues	revenues	revenues	revenues
Revenues relating to reportable segments:
Wireline (i)	456,154,126	(35,941,475)	420,212,651	488,155,329	(39,314,716)	448,840,613
Domestic Mobile - TMN (ii)	303,014,315	(10,432,048)	292,582,267	345,893,884	(13,073,821)	332,820,063
Revenues relating to other businesses (iii)	267,790,416	(109,467,266)	158,323,150	231,889,008	(106,671,121)	125,217,887
Group consolidated revenues			871,118,068			906,878,563

(i)    The reduction in wireline’s revenues in the three months period ended 31 March 2011, as compared to the same period of last year, is primarily explained by: (1) lower data and corporate revenues (Euro 10 million) due to economic conditions affecting corporate and SME/SOHO customers; (2) a decline in wholesale revenues (Euro 10 million); (3) the continued decrease of directories business (Euro 6 million) on the back of a secular downwards trend; and (4) a reduction in sales (Euro 4 million). These effects more than offset the significant increase in pay-TV and retail broadband revenues.

(ii)   The reduction in TMN’s revenues in the three months period ended 31 March 2011, as compared to the same period of last year, is primarily explained by: (1) lower customer revenues (Euro 27 million) against a backdrop of increased penetration of on-net flat-fee prepaid tariff plans; (2) lower interconnection revenues (Euro 11 million), mostly as a result of the negative impact of mobile termination rates (Euro 7 million); and (3) lower equipment sales (Euro 5 million).

(iii)  The increase in revenues relating to other businesses in the three months period ended 31 March 2011 mainly relates to improved revenue performance of Dedic, PT’s contact centre and outsourcing business in Brazil, MTC (mobile operator in Namibia) and Timor Telecom, and also includes the impact of the consolidation of GPTI as from 1 March 2010.

In the three month periods ended 31 March 2011 and 2010, the reconciliation between income before financial results and taxes relating to operating segments and the Group’s consolidated net income is as follows:

Euro

	1Q11	1Q10
Income before financial results and taxes relating to operating segments:
Wireline (i)	47,909,679	59,511,793
Domestic Mobile - TMN (ii)	91,337,591	109,861,217
Income before financial results and taxes relating to other businesses	2,651,412	8,436,627
Income before financial results and taxes	141,898,682	177,809,637
Financial gains and (losses):
Net interest income (expenses) (Note 7)	17,317,460	(59,087,011)
Equity in earnings of associated companies, net (iii)	80,180,563	38,764,596
Net other financial losses (Note 8)	(41,907,002)	(4,877,328)
Income taxes (Note 9)	(47,968,128)	(38,718,221)
Net income from continuing operations	149,521,575	113,891,673
Net income from discontinued operations (Note 10)	—	15,254,845
Net income	149,521,575	129,146,518

(i)    The decrease in the three months period ended 31 March 2011, as compared to the same period of last year, primarily relates to the continued efforts in the deployment of the pay-TV and triple-play offers, leading to (1) higher programming costs and (2) an increase in depreciation and amortization expenses associated with the investments in the roll out of the IPTV service.

(ii)   The reduction in TMN’s income before financial results and taxes in the three months period ended 31 March 2011 was impacted by the decrease in operating revenues, as explained above, notwithstanding the strict cost control and strong focus on profitability of operations, which led to lower operating costs.

(iii)  In the three months period ended 31 March 2011, this caption includes a gain of Euro 38 million related to the completion of the disposal of the investment in UOL (Note 12). Adjusting for this effect and Portugal Telecom’s share in the earnings of UOL in the three months period ended 31 March 2010 (Euro 6 million), equity in earnings of associated companies would have amounted to Euro 43 million and Euro 32 million in the three month periods ended 31 March 2011 and 2010, respectively, reflecting primarily the improvement in the earnings of Unitel.

In the three month periods ended 31 March 2011 and 2010, capital expenditures by operating segment and their reconciliation to the consolidated capital expenditure were as follows (Note 13):

Euro

	1Q11	1Q10
Wireline	82,413,175	112,385,106
Domestic Mobile - TMN	18,954,942	23,492,695
Other businesses	20,837,345	27,122,618
	122,205,462	163,000,419

The decrease in capital expenditures in the three months period ended 31 March 2011, as compared to the same period of last year, is primarily explained by:

•                  A reduction in the wireline business, reflecting (1) lower customer-related capital expenditures notwithstanding the continued growth in pay-TV customers; (2) lower infrastructure-related capital expenditures following the significant efforts in the FTTH coverage undertaken in 2009 and 2010, and (3) lower investment in legacy infrastructure, following the FTTH rollout. Wireline capital expenditures also reflected synergies from fixed-mobile integration.

•                  A decrease at TMN, due to the focus on cash-flow generation, supported by fixed-mobile integration. Investments continued to be directed primarily towards expanding network capacity and coverage, namely in the urban areas and in the main roads.

•                  A reduction in capital expenditures from other businesses primarily explained by the significant investments made in the three months period ended 31 March 2010 for the expansion of Dedic, including the construction of new sites.

6.                  Post retirement benefits

As at 31 March 2011, the Company did not obtain an actuarial valuation to recognize post retirement benefits and therefore costs recorded during the three months period ended 31 March 2011 are based on the 31 December 2010 actuarial studies, adjusted only by curtailment costs incurred during that period.

As at 31 March 2011, the projected post retirement benefits obligations (PBO) from Portuguese operations related to pension complements and healthcare benefits totaled Euro 471 million and the market value of assets under management amounted to Euro 425 million, as compared to Euro 472 million and Euro 448 million as at 31 December 2010, respectively. In addition, Portugal Telecom had liabilities with salaries payable to suspended and pre-retired employees amounting to Euro 895 million as at 31 March 2011, as compared to Euro 924 million as at 31 December 2010, which are not subject to any legal funding requirement. These monthly salaries are paid directly by Portugal Telecom to beneficiaries until retirement age. As at 31 March 2011, Portugal Telecom had unrecognized prior years’ service gains related to unvested rights amounting to Euro 18 million and therefore net benefit obligations recorded in the Consolidated Statement of Financial Position amounted to Euro 959 million.

In addition, following the acquisition of the investment in Oi, as mentioned above, Portugal Telecom proportionally consolidated its net post retirement benefits obligations amounting to Euro 52 million as at 31 March 2011, including a liability of Euro 63 million (Note 2) and an asset of Euro 11 million (Note 2). These net obligations mainly relates to pension benefits under several plans with different characteristics, including defined contribution plans and defined benefit plans, most of which are already closed to new participants. Oi also has several plans that present a surplus position and for which an asset is not recorded as it is not possible to obtain reimbursements for the excess financing of those plans.

During the three month periods ended 31 March 2010 and 2011, the movements occurred in post retirement benefits obligations, net of the market value of plan assets and of unrecognized prior year service gains, were as follows:

Euro

			Salaries to
			pre-retired and
	Pension	Healthcare	suspended
	benefits	benefits	employees	Total
Balance as at 31 December 2009	764,851,062	(65,540,099)	791,441,962	1,490,752,925
Net periodic post retirement benefits costs	8,981,006	(1,060,939)	9,902,500	17,822,567
Work force reduction costs	—	—	4,660,758	4,660,758
Net actuarial losses (gains)	3,820,756	(1,369,869)	—	2,450,887
Payments, contributions and reimbursements	(487,553)	69,294,052	(35,338,549)	33,467,950
Balance as at 31 March 2010	777,165,271	1,323,145	770,666,671	1,549,155,087

Euro

	Pension benefits	Healthcare benefits	Salaries to pre-retired and suspended employees	Total
Balance as at 31 December 2010	25,772,632	16,767,576	924,324,397	966,864,605
Net periodic post retirement benefits costs	(178,821)	(442,732)	7,846,786	7,225,233
Work force reduction costs	—	—	3,727,238	3,727,238
Net actuarial losses	2,081,743	14,269,458	—	16,351,201
Payments, contributions and reimbursements	(417,097)	5,648,338	(40,670,147)	(35,438,906)
Changes in consolidation perimeter related to the acquisition of Telemar	52,083,050	406,094	—	52,489,144
Balance as at 31 March 2011	79,341,507	36,648,734	895,228,274	1,011,218,515

Certain post retirement benefits plans have a surplus position and therefore are presented in the Consolidated Statement of Financial Position separately from those plans with a deficit position. As at 31 March 2011 and 31 December 2010, net post retirement obligations were recognized in the Consolidated Statement of Financial Position as follows:

Euro

	31 Mar 2011	31 Dec 2010
Pension plans with a deficit position	91,789,140	27,700,623
Salaries to pre-retired and suspended employees	895,228,274	924,324,397
Healthcare plan with a deficit position	36,648,734	16,767,576
Plans with a deficit position	1,023,666,148	968,792,596
Pension plans with a surplus position	(12,447,633)	(1,927,991)
	1,011,218,515	966,864,605

The detail of post retirement benefits costs in the three month periods ended 31 March 2011 and 2010 is as follows:

Euro

	1Q11	1Q10
Post retirement benefits, net (i)
Service cost	881,900	2,037,022
Interest cost	13,250,505	50,510,961
Expected return on plan assets	(6,526,583)	(34,241,330)
Amortization of prior years service gains	(380,589)	(484,086)
Sub-total	7,225,233	17,822,567
Other (ii)	4,820,740	—
	12,045,973	17,822,567
Curtailment costs, net
Work force reduction program	3,727,238	4,660,758
Termination payments	675,965	517,404
	4,403,203	5,178,162

(i)   The decrease in post retirement benefits costs reflects primarily the impact of the transfer of regulatory pension obligations net of related fund assets to the Portuguese State, which was completed in December 2010.

(ii)  This caption corresponds to a fixed contribution paid by Portugal Telecom to the Portuguese Social Security System, relating to the annual service of active and suspended employees that were entitled to pension benefits under the Company’s post retirement benefits plans that were transferred to the Portuguese State in December 2010.

Net actuarial losses recorded in the three month periods ended 31 March 2011and 2010, which amounted to Euro 16,351,201, and Euro 2,450,887 , respectively, relate to the difference between actual and estimated return on plan assets. In the three month periods ended 31 March 2011 and 2010, the actual return on assets was negative 2.2% and positive 1.4%, respectively, as compared to the actuarial assumption of 1.5%.

Cash flows relating to post retirement benefits in the three month periods ended 31 March 2011 and 2010 are as follows:

Euro

	1Q11	1Q11
Payments of salaries to pre-retired and suspended employees	40,670,147	35,338,549
Healthcare expenses (i)	(5,648,338)	5,705,948
Termination payments	675,965	517,404
Payments of pension benefits	417,097	219,774
Reimbursement related to the excessive funding of the healthcare plan	—	(75,000,000)
Contributions to the pension funds	—	267,779
	36,114,871	(32,950,546)

(i)   In the three months period ended 31 March 2011, this caption includes the reimbursment of Euro 11 million related to expenses paid on account by PT Comunicações.

7.                  Net interest expenses

In the three month periods ended 31 March 2011 and 2010, this caption consists of (Note 5):

Euro

	1Q11	1Q10
Interest expense
Related to loans obtained and financial instruments	86,449,827	66,998,147
Other	1,347,415	2,707,127
Interest income
Related to cash, short-term investments and financial instruments	(103,555,001)	(9,602,403)
Other	(1,559,701)	(1,015,860)
	(17,317,460)	59,087,011

The change in this caption was primarily driven by: (1) the decrease in the average net debt, following the first and second installments received in 2010 (Euro 5,500 million), related to the disposal of Portugal Telecom’s 50% stake in Brasilcel to Telefónica, which more than offset anticipated dividends paid in December 2010 (Euro 876 million) and the debt related to the transfer of unfunded pension obligations completed in December 2010 (Euro 1,022 million); (2) the reduction in the domestic average cost of debt, which stood at 3.6% in the first quarter of 2011 as compared to 4.8% in the same period of last year; and (3) the interest income on cash deposits in Brazilian Reais dedicated to the investment in Oi which were used on 31 March 2011.

8.                  Net other financial losses

In the three month periods ended 31 March 2011 and 2010, this caption consists of (Note 5):

Euro

	1Q11	1Q10
Net foreign currency exchange losses (gains) (i)	15,704,626	(2,809,114)
Other, net (ii)	26,202,376	7,686,442
	41,907,002	4,877,328

(i)             Losses recorded in the three months period ended 31 March 2011 include primarily the impact of the depreciation of the US Dollar against the Euro on net assets denominated in US Dollars, primarily related to dividends receivable from Unitel.

(ii)          This caption includes mainly banking services, financial taxes and other financing costs. In the three months period ended 31 March 2011, this caption includes financial taxes paid in Brazil in connection with the transfer of funds for the investment in Oi amounting to Euro 14 million.

9.                  Income taxes

Following a change in Portuguese tax legislation occurred in the second quarter of 2010, Portugal Telecom and its subsidiaries located in Portugal are subject to Corporate Income Tax at a maximum aggregate tax rate of approximately 29.0%, corresponding to a base rate of 25%, which is increased up to a maximum of 1.5% of collectible profit through a municipal tax and by another 2.5% of collectible profit above Euro 2 million.  In the three months period ended 31 March 2010, income tax from Portuguese operations was computed based on an aggregate tax rate of  approximately 26.5%.

In the three month periods ended 31 March 2011 and 2010, the reconciliation between the nominal and the effective income tax is as follows:

Euro

	1Q11	1Q10
Income before taxes	197,489,703	152,609,894
Statutory tax rate	29.0%	26.5%
	57,272,014	40,441,622
Permanent differences (i)	(9,565,665)	4,323,264
Increases and reductions in provisions for income tax contingencies	(2,942,951)	310,769
Difference in tax rates	291,239	841,548
Adjustments to the provision for income taxes of the previous year	322,711	(4,551,107)
Other	2,590,780	(2,647,875)
	47,968,128	38,718,221
Income tax (Note 5)
Income tax-current	42,106,010	37,514,128
Deferred taxes	5,862,118	1,204,093
	47,968,128	38,718,221

(i)             The change in this caption is primarily explained by the reduction in non-deductible interest expenses for tax purposes.

The increase in deferred tax assets recorded in the Consolidated Statement of Financial Position, from Euro 653 million as at 31 December 2010 to Euro 1,320 million as at 31 March 2011, is primarily explained by (1) the deferred tax assets from Oi and Contax that were proportionally consolidated in Portugal Telecom’s Statement of Financial Position as at 31 March 2011, amounting to Euro 674 million (Note 2), and (2) the tax effect of the net actuarial losses recorded in the three months period ended 31 March 2011, which was included under the Consolidated Statement of Comprehensive Income and amounted to a gain of Euro 4 million.

The increase in deferred tax liabilities recorded in the Consolidated Statement of Financial Position, from Euro 312 million as at 31 December 2010 to Euro 656 million as at 31 March 2011,  is primarily explained by the deferred tax assets from Oi and Contax that were proportionally consolidated in Portugal Telecom’s Statement of Financial Position as at 31 March 2011, amounting to Euro 353 million (Note 2).

Deferred tax assets from Oi and Contax primarily relate to tax losses carryforward and provisions, while deferred tax liabilities mainly relate to the tax effect of fair value adjustments made in connection with purchase price allocations from previous years.

10.           Discontinued operations

In 2010, Vivo was classified as a discontinued operation following the agreement reached with Telefónica on 28 July 2010 for the disposal of Portugal Telecom’s 50% stake in Brasilcel, which was completed in September 2010. Consequently, financial information relating to this business was restated to be presented as a discontinued operation (Note 2).

In the three months period ended 31 March 2010, net income from discontinued operations corresponds to the net income before non-controlling interests of Vivo, amounting Euro 15,254,845. The results of Vivo in the three months period ended 31 March 2010 are as follows:

Euro

1Q10
Revenues	883,370,034
Costs:
Wages and salaries	49,422,372
Direct costs	190,774,902
Commercial costs	193,131,022
Depreciation and amortization	205,371,303
Other costs	195,433,150
Total costs	834,132,749
Income before financial results and taxes	49,237,285
Financial losses	(9,954,200)
Income before income taxes	39,283,085
Provision for income taxes	(24,028,240)
Net income	15,254,845

Cash flows from discontinued operations include Portugal Telecom’s 50% share of Vivo’s cash flows and, under cash flows from investing activities, cash receipts from PT Móveis related to share capital reductions undertaken by Brasilcel prior to the sale of this investment, which are included in Vivo’s cash flows from financing activities, as detailed above. The detail of cash flows from investing activities relating to discontinued operations is as follows:

Euro

1Q10
Share capital reductions at Brasilcel	36,142,967
Proportional consolidation of Vivo’s cash flows from investing activities	(84,512,642)
Cash flow from investing activities	(48,369,675)

The statement of cash flows of Vivo in the three months period ended 31 March 2010 is as follows

Euro

1Q10
OPERATING ACTIVITIES
Collections from clients	956,340,498
Payments to suppliers	(607,743,953)
Payments to employees	(57,469,778)
Payments relating to income taxes	(17,562,022)
Payments relating to indirect taxes and other	(171,590,189)
Cash flow from operating activities	101,974,556

INVESTING ACTIVITIES
Cash receipts resulting from:
Interest and related income	4,107,561
Other investing activities	2,783,165
6,890,726
Payments resulting from:
Tangible and intangible assets	(90,824,013)
Other investing activities	(579,355)
(91,403,368)
Cash flow from investing activities	(84,512,642)

FINANCING ACTIVITIES
Cash receipts resulting from:
Loans obtained	22,073,283
Other financing activities	1,626,958
23,700,241
Payments resulting from:
Loans repaid	(86,879,364)
Interest and related expenses	(28,448,236)
Share capital reductions	(36,404,313)
(151,731,913)
Cash flow from financing activities	(128,031,672)

11.           Earnings per share and dividends

Earnings per share for the three month periods ended 31 March 2011 and 2010 were computed as follows:

Euro

		1Q11	1Q10
Income from continuing operations, net of non-controlling interests	(1)	129,728,987	97,219,018
Income from discontinued operations, net of non-controlling interests	(2)	—	3,096,730
Net income attributable to equity holders of the parent	(3)	129,728,987	100,315,748
Financial costs related to exchangeable bonds (net of tax)	(4)	7,158,191	7,093,963
Net income considered in the computation of the diluted earnings per share	(5)	136,887,178	107,409,711
Weighted average common shares outstanding in the period	(6)	875,872,500	875,872,500
Effect of the exchangeable bonds		67,811,935	64,655,173
	(7)	943,684,435	940,527,673

Earnings per share from continuing operations, net of non-controlling interests
Basic	(1)/(6)	0.15	0.11
Diluted	[(1)+(4)]/(7)	0.15	0.11
Earnings per share from discontinued operations, net of non-controlling interests
Basic	(2)/(6)	0.00	0.00
Diluted	(2)/(7)	0.00	0.00
Earnings per share attributable to the equity holders of the parent
Basic	(3)/(6)	0.15	0.11
Diluted	(5)/(7)	0.15	0.11

On 6 May 2011, the Annual General Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of 1.30 Euros per share, which shall be paid on 3 June 2011. This amount includes 65 cents per share corresponding to the ordinary dividend relating to the year 2010 and 65 cents relating to the total exceptional dividend of 1.65 Euros proposed by Portugal Telecom following the disposal of its investment in Brasilcel, of which 1 Euro per share had already been paid in December 2010.

On 16 April 2010, the Annual General Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of 57.5 cents per share relating to year 2009, totaling an amount of Euro 503,626,688, which was paid in May 2010.

12.           Non-current assets held for sale

In December 2010, Portugal Telecom reached an agreement with a third party for the disposal of its 28.78% stake in UOL for a total amount of R$ 356 million (Euro 160 million at the exchange rate prevailing at year-end), following which the investment in UOL as at 31 December 2010 was adjusted to its recoverable amount, corresponding to the amount to be obtained with this sale, and was classified as a non-current asset held for sale.

Upon the closing of this transaction on 27 January 2011, Portugal Telecom received a total amount of Euro 155 million (Note 16) and recognized a gain of Euro 38 million (Note 5) corresponding to the cumulative amount of foreign currency translation adjustments relating to the investment in UOL that was reclassified to profit and loss.

13.           Tangible and intangible assets

As at 31 March 2011 and 31 December 2010, the balances of tangible and intangible assets are as follows:

Euro

	31 Mar 2011	31 Dec 2010
Tangible assets	6,430,107,478	3,874,613,414
Intangible assets
Licenses and other rights	2,642,072,493	658,375,754
Goodwill	2,223,509,431	416,615,158
Other intangible assets	50,794,481	36,701,672
	4,916,376,405	1,111,692,584
	11,346,483,883	4,986,305,998

The change in the carrying amount of tangible and intangible assets is primarily explained by:

•                  The impacts resulting from the acquisition of the investments in Oi and Contax totaling Euro 6,460 million, including tangible and intangible assets proportionally consolidated in Portugal Telecom’s Statement of Financial Position amounting to Euro 2,632 million (Note 2) and Euro 2,039 million (Note 2), respectively, and the goodwill recorded as a result of this transaction amounting to Euro 1,788 million as at 31 March 2011 (Note 2). Tangible assets relate mainly to infrastructure and transmission equipment and intangible assets include primarily regulatory licenses and concessions, namely the concession from Brasil Telecom, which renders fixed telephone service in Region II, as mentioned above, and 2G and 3G licenses acquired in previous years by mobile operators from Oi Group;

•                  Capital expenditures amounting to Euro 122,205,462 (Note 5); and

•                  Depreciation and amortization costs of Euro 196,359,967.

During the three month periods ended 31 March 2011 and 2010, depreciation and amortization costs and capital expenditures were as follows:

Euro

	1Q11	1Q10
Depreciation and amortization costs
Tangible assets	169,269,235	159,216,146
Intangible assets	27,090,732	13,189,937
	196,359,967	172,406,083
Capital expenditures (Note 5)
Tangible assets	105,330,026	151,302,739
Intangible assets	16,875,436	11,697,680
	122,205,462	163,000,419

The increase in depreciation and amortization costs in the three month periods ended 31 March 2011, over the same period of last year, reflects primarily higher amortization costs at the wireline business in Portugal (Euro 124 million and Euro 106 million, respectively), mainly as a result of the investments in the rollout of the Pay-TV service.

As at 31 March 2011, the Group had assumed commitments for the acquisition of fixed assets and inventories amounting to Euro 95 million and Euro 44 million, respectively.

14.           Debt

14.1         Detail of consolidated debt

As at 31 March 2011 and 31 December 2010, Portugal Telecom’s gross debt amounted respectively to Euro 11,922,195,239 and Euro 7,206,301,567, as follows:

Euro

	31 Mar 2011		31 Dec 2010
	Short-term	Long-term	Short-term	Long-term
Exchangeable bonds	—	837,443,913	—	714,242,672
Bonds	1,372,025,194	4,256,938,400	—	4,375,693,026
Bank loans
External loans	732,140,273	2,903,704,663	174,497,832	662,384,203
Domestic loans	1,745,149	—	3,430,491	—
Liability related to equity swaps on treasury shares	178,071,827	—	178,071,827	—
Commercial paper	500,000,000	—	88,000,000	—
Leasings	27,615,676	46,313,468	27,456,857	47,744,387
Other financings	471,614,130	594,582,546	480,464,272	454,316,000
	3,283,212,249	8,638,982,990	951,921,279	6,254,380,288

During the three months period ended 31 March 2011, gross debt increased primarily as a result of the following effects:

•             The gross debt from Oi, Contax and its controlling shareholders that was proportionally consolidated in Portugal Telecom’s Statement of Financial Position as at 31 March 2011, amounting to Euro 3,748 million;

•             The Euro 600 million Eurobond issued on 8 February 2011, with a maturity of 5 years and a coupon of 5.625%, with a reoffer level of 295bp over the mid swap rate; and

•             The increase of Euro 412 million in the outstanding amount due under commercial paper programmes.

On 23 March 2011, Portugal Telecom secured a new credit facility amounting to Euro 900 million, maturing in March 2014, which was increased to Euro 1,050 million on 12 April 2011 and to Euro 1,200 million on 13 April 2011. As at 31 March 2011, Portugal Telecom was not using this facility.

The undrawn amount of Portugal Telecom’s committed commercial paper lines (Euro 325 million) and standby facilities (Euro 1,265 million) plus the amount of cash available in its Portuguese operations (Euro 2,705 million) totaled Euro 4,295 million.

During the three month periods ended 31 March 2011, except for the above mentioned, Portugal Telecom did not issue any new bonds or exchangeable bonds, neither has repaid any bonds outstanding as at 31 December 2010. Additionally, except for the above mentioned Portugal Telecom did not obtain any other significant new facilities or issued relevant amounts of notes, and the repayments of bank loans and debt were made in line with repayment terms previous disclosed.

14.2         Profile and detail of debt from Oi, Contax and its controlling shareholders

The debt of Oi, Contax and its controlling shareholders that was proportionally consolidated in Portugal Telecom’s Statement of Financial Position amounted to Euro 3,748 million as at 31 March 2011, of which Euro 656 million (Note 2) matures within one year and Euro 3,092 million (Note 2) is non-current debt. As at 31 March 2011, the average maturity of this debt is approximately 4 years and approximately 90% of debt is denominated in Brazilian Reais, directly or indirectly through cross currency derivatives. Regarding the cost of debt, approximately 20% was set at fixed rates as at 31 March 2011 and the remaining 80% bear interest at variable rates, primarily the Brazilian Interbank Deposit Rate (“CDI”) and the Brazilian Long-Term Interest Rate (“TJLP”). The main loans and financings included in the debt of Oi, Contax and its shareholders that were proportionally consolidated in Portugal Telecom’s Statement of Financial Position are as follows (amounts stated in Brazilian Reais correspond to 100% of the loans obtained):

•             In February 2011, TNL issued R$1,500 million in promissory notes, bearing interest at the CDI interest rate plus 0.45% per year and maturing in May 2011. The outstanding amount due as at 31 March 2011 is R$1,500 million, corresponding to Euro 167 million proportionally consolidated in Portugal Telecom’s Statement of Financial Position.

•             In December 2010, Telemar issued senior notes totaling Euro 750 million (equivalent to R$1,687 million), used to extend its debt profile and reduce the cost of the company’s debt, as well as for corporate purposes in general. This transaction bears interest at the rate of 5.125% per year, and matures in December 2017. The outstanding amount due as at 31 March 2011 is R$1,735 million, corresponding to Euro 193 million proportionally consolidated in Portugal Telecom’s Statement of Financial Position.

•             In September 2010, Telemar issued senior notes totaling US$1,000 million (equivalent to R$1,707 million), used to extend its debt profile and reduce the cost of the company’s debt, as well as for corporate purposes in general. This transaction bears interest at the rate of 5.5% per year, and matures in October 2020. Interest is payable semiannually in April and October, from April 2011 until maturity. After the issuance, Telemar initiated an offering for the exchange of the senior notes issued in April 2009 for additionally issued senior notes issued in 2010, according to the exchange offering agreement. In October 2010, the exchange offering was closed with the issuance of an additional amount of US$787 million in senior notes. The outstanding amount due as at 31 March 2011 is R$2,911 million, corresponding to Euro 323 million proportionally consolidated in Portugal Telecom’s Statement of Financial Position.

•             The Extraordinary Shareholders’ Meetings held on 30 November 2009 and 9 March 2010 and the Board of Directors’ Meeting held on 11 March 2010 approved the public issuance, by Telemar, of simple and nonconvertible debentures totaling R$2,250 million, in two series of 225,000 debentures, with face value of R$10,000.00. The issuance date was on 15 April 2010 and placement was made in May 2010, totaling R$2,000 million. The first series of 175,397 debentures matures on 15 April 2014 and yields interest equivalent to CDI plus 1.20% per year, with semiannual interest payments and principal repayment on final maturity. The second series of 24,603 debentures matures on 15 April 2014 and yields interest equivalent to IPCA plus 7.98%, with annual payments of interest and repayment of principal on final maturity. The outstanding amount due as at 31 March 2011 is R$2,000 million, corresponding to Euro 222 million proportionally consolidated in Portugal Telecom’s Statement of Financial Position.

•             In December 2009, several companies from the Oi Group entered into financing agreements with the BNDES, totaling R$4,403 million, to finance the network expansion and upgrading, and the fulfillment of the regulatory obligations scheduled for the period 2009-2011. These agreements are divided into 2 sub-loans: (i) sub-loan A, bearing interest equivalent to TJLP plus 3.95% per year; and (ii) sub-loan B, bearing fixed interest rate of 4.50% per year. In December 2009, June 2010 and October 2010, there were disbursements of R$1,500 million, R$562 million and R$531 million, respectively. Interest is paid on a quarterly basis until December 2011 and will be due on a monthly basis from June 2012 to May 2018. Principal is repayable in 84 monthly installments, from January 2012 to December 2018. The outstanding amount due as at 31 March 2011 is R$2,593 million, corresponding to Euro 281 million proportionally consolidated in Portugal Telecom’s Statement of Financial Position.

•             In November 2009, Telemar entered into a R$2,000 million credit facility with Caixa Económica Federal. Interest on this financing is payable on a quarterly basis from February 2010 to November 2011, and will be due on a monthly basis from December 2011 to November 2014. Principal is repayable in 36 monthly installments, from December 2011 until maturity in November 2014. Interest is equivalent to 117.5% of CDI per year. The outstanding amount due as at 31 March 2011 is R$2,000 million, corresponding to Euro 222 million proportionally consolidated in Portugal Telecom’s Statement of Financial Position.  This credit facility was totally repaid  in April 2011.

•             In May 2008, Telemar raised R$4,300 million with Banco do Brasil for the purpose of acquiring an equity interest in Brasil Telecom, with interest being payable semiannually, from May 2010 to May 2016. The principal is repayable in seven annual installments, since May 2010. This transaction bears interest equivalent to CDI plus 1.30% per year. The outstanding amount due as at 31 March 2011 is R$3,686 million, corresponding to Euro 410 million proportionally consolidated in Portugal Telecom’s Statement of Financial Position.

•             In April 2008, Telemar Participações issued non-convertible bonds totaling R$1,575 million, subject to actualization based on the CDI interest rate and bearing interest at a fixed rate of 1.4% and 1.55% per year for the first (R$1,115 million) and second series (R$460 million), respectively. The principal is payable annually until April 2013 and April 2015, respectively. The outstanding amounts due as at 31 March 2011 total R$1,150 million, corresponding to Euro 175 million proportionally consolidated in Portugal Telecom’s Statement of Financial Position.

•             In February 2008, AG Telecom and LF-Tel issued non-convertible bonds amounting to R$665 million each, subject to actualization based on the IPCA and bearing interest at a fixed rate of 5% per year. The principal is payable semiannually from October 2011 to April 2020. The outstanding amounts due by these companies as at 31 March 2011 totaled R$1,478 million, corresponding to Euro 224 million proportionally consolidated in Portugal Telecom’s Statement of Financial Position.

•             In November 2006, Telemar entered into a credit facility with the BNDES to finance the expansion and technological upgrading of its fixed grid, scheduled for the period 2006 to 2008. This agreement is divided into two sub-loans: (i) sub-loan A was intended specifically for the purchase of domestic equipment and related services and totals R$1,771 million; and (ii) sub-loan B was intended for the purchase of telecommunications equipment that complied with the Basic Production Process, and totals R$200 million. Regarding interest cost, sub-loan A bears interest of 4.50% per year above TJLP and sub-loan B bears interest of 2.50% per year above TJLP. Interest was paid on a quarterly basis until June 2009 and monthly since then until June 2014. Principal is repayable in 60 monthly installments as from July 2009. The outstanding amount due as at

31 March 2011 is R$988 million, corresponding to Euro 110 million proportionally consolidated in Portugal Telecom’s Statement of Financial Position.

•             In November 2006, Brasil Telecom entered into a credit facility with the BNDES of R$2,004 million (actual loans of R$2,055 million), which bears interest equivalent to the TJLP plus 4.3% per year. Interest was paid on a quarterly basis until May 2009 and is due on a monthly basis from June 2009 to May 2014. This financing is repayable in 60 monthly installments, from June 2009 to May 2014. The outstanding amount due as at 31 March 2011 is R$892 million, corresponding to Euro 99 million proportionally consolidated in Portugal Telecom’s Statement of Financial Position.

•             The Extraordinary Shareholders’ Meeting held on 7 March 2006 approved the public issuance, by Telemar, of 216,000 simples, non-convertible debentures, in two series, with face value of R$10, totaling R$2,160 million, whose issuance date was 1 March 2006 and the placement date was 27 March 2006. The maturity of first series debentures is within five years and of second series debentures is within seven years from the issuance date, and pay interest equivalent to 103% of CDI and CDI plus spread of 0.55%, respectively. Interest is payable semiannually. The outstanding amount due as at 31 March 2011 is R$540 million, corresponding to Euro 60 million proportionally consolidated in Portugal Telecom’s Statement of Financial Position.

•             On 1 June 2006, Brasil Telecom conducted its fourth public issuance of 108,000 non-convertible debentures with face value of R$10 each, totaling R$1,080 million. The repayment term is seven years, maturing on 1 June 2013. These debentures pay interest equivalent to the compound interbank deposit rate plus a spread of 3.5% per year, payable semiannually. Amortization, which shall indistinctly consider all debentures, will occur annually commencing 1 June 2011, in three installments of 33.3%, 33.3% and 33.4% of the face value, respectively. The outstanding amount due as at 31 March 2011 is R$1,080 million, corresponding to Euro 120 million proportionally consolidated in Portugal Telecom’s Statement of Financial Position.

15.           Provisions

15.1         Detail of consolidated provisions

As at 31 March 2011 and 31 December 2010, the detail of provisions recognized in the Consolidated Statement of Financial Position is as follows:

Euro

	31 Mar 2011	31 Dec 2010
Current provisions
Litigation	209,836,007	26,777,139
Taxes	75,825,464	49,325,590
Other	10,528,696	11,580,402
	296,190,167	87,683,131
Non-current provisions
Litigation	515,415,714	486,320
Taxes	87,822,304	5,435,563
Other	57,663,127	35,025,319
	660,901,145	40,947,202
	957,091,312	128,630,333

The increase in this caption is basically explained by the impact resulting from the proportional consolidation of current and non-current provisions from Oi and Contax, amounting to Euro 213 million (Note 2) and Euro 617 million (Note 2), respectively. The detail of these provisions is as follows:

Million

	Brazilian Reais (100%)	Euro (proportional)
Proceedings
Civil	4,169.1	463.4
Labor	2,078.8	235.3
Tax	955.9	108.7
Sub-total	7,203.8	807.3
Removal and dismantelling of assets	203.8	22.6
Other	1.7	0.2
Total	7,409.3	830.2

15.2         Oi legal proceedings

Regarding the total provisions mentioned above related to Oi, Contax and its controlling shareholders, the Oi Group accounts for more than 95% of the total amount. Oi is a party to certain legal proceedings arising in the normal course of business, including civil, labor and tax proceedings. As at 31 March 2011, the total estimated amounts in controversy for those proceedings in respect of which the risk of loss was deemed probable or possible totaled approximately R$7,093 million and R$20,756 million, respectively (Euro 788 million and Euro 2,306 million corresponding to Portugal Telecom’s share, respectively).

The nature and detail of the main legal proceedings against Oi Group for which the risk of loss was deemed probable is as follows:

Million

		Brazilian Reais (100%)	Euro (proportional)
a	Civil
(i)	Corporate Law	2,444.1	271.6
(ii)	Anatel estimates	849.5	94.4
	Other	860.6	95.6
	Sub-total	4,154.2	461.5
b	Labor
	Overtime	686.9	76.3
	Salary differences and related effects	328.7	36.5
	Hazardous work conditions	232.5	25.8
	Indemnities	199.3	22.1
	Contractual rescissions	121.0	13.4
	Additional post retirement benefits	102.7	11.4
	Other	346.6	38.5
	Sub-total	2,017.6	224.2
c	Tax
(i)	ICMS (Value Added Tax)	623.6	69.3
(ii)	FUNTTEL	110.9	12.3
	Other	186.7	20.7
	Sub-total	921.3	102.4
	Total	7,093.1	788.1

The nature of the legal proceedings against Oi Group for which the risk of loss was deemed possible is as follows:

Million

	Brazilian Reais (100%)	Euro (proportional)
Civil	1,410.9	156.8
Labor	2,771.9	308.0
Tax	16,573.5	1,841.4
	20,756.4	2,306.1

(a)              Civil contingencies

(i)                Corporate Law

As successor to CRT, which was acquired in July 2000, Oi is subject to various civil claims. The claims, filed in 1998 and 1999, allege: (1) error in the sale of CRT’s share capital; (2) the illegality of bidding procedure No. 04/98; (3) errors in the calculation of the number of shares offered; (4) procedural non-conformities in the shareholders’ meeting that approved the sale of shares of CRT; and (5) errors in the valuation of the shares of CRT.

Oi is also a defendant in several claims filed by users of telephone lines in the State of Rio Grande do Sul. Prior to its acquisition of control of CRT in July 2000, CRT entered into financial interest agreements with its fixed-line subscribers. Under these financial interest agreements, customers subscribing to CRT’s fixed-line service had the right to subscribe to a number of CRT shares. The number of shares to be issued to such subscribers was determined based on a formula that divided the cost of the fixed-line subscription by the book value of CRT’s shares.

Beginning in June 1997, certain of CRT’s fixed-line subscribers began to file suits in which they claimed that the calculation used by CRT to arrive at the number of shares to be issued pursuant to the financial interest agreements was incorrect and resulted in the claimants receiving too few shares. In addition, as successor to Telecomunicações do Mato Grosso do Sul S.A. (“Telems”), Telecomunicações de Goiás S.A. (“Telegoiás”) and Telecomunicações do Mato Grosso S.A. (“Telemat”), which were operating companies that Brasil Telecom Holding acquired in the privatization of Telebrás and which were subsequently merged into Oi, Oi is subject to various civil claims in connection with telephone programs (Community Telephone Programs) established in the States of Mato Grosso do Sul, Goiás and Mato Grosso.

In 2009, two court decisions significantly changed the assumptions underlying Oi’s estimate of the potential losses relating to these suits. On March 30, 2009, the Superior Court of Justice ruled that for suits that had yet to be adjudicated, the number of shares to be issued must be calculated using CRT’s balance sheet at the end of the month in which the shares were issued. However, for those lawsuits that have already been adjudicated, the number of shares to be issued must be calculated according to the most recent judicial decision, which, in most of the cases, used the balance sheet at the end of the year prior to the date on which the shares were issued. On May 28, 2009, a member of the Brazilian Supreme Court published a decision ruling that the financial interest agreements are not subject to a statute of limitations, which resulted in a change in the likelihood of an unfavorable outcome in these pending cases to probable.

As at 31 March 2011, Oi had recorded provisions in the amount of R$2,444 million for those claims in respect of which it deemed the risk of loss as probable.

(ii)            Anatel estimates and fines

Oi receives frequently notifications from ANATEL requesting information about its compliance with the various service obligations imposed by virtue of its concession agreements. When Oi is not able to comply with these requests or with its concession obligations, ANATEL may initiate administrative proceedings to impose sanctions on it. Oi has received various notifications, mainly for not meeting certain goals or obligations set out in the General Plan on Universal Service or the

General Plan on Quality Goals, such as responding to complaints relating to billing errors, requests for service repairs on a timely basis and requests from locations with collective or individual access. As at 31 March 2011, Oi had recorded provisions in the amount of R$850 million for those claims in respect of which it deemed the risk of loss as probable.

(b)             Labor contingencies

Oi is a party to a large number of labor claims arising out of the ordinary course of its businesses. These proceedings generally involve claims for: (1) risk premium payments sought by employees working in dangerous conditions; (2) wage parity claims seeking equal pay among employees who do the same kind of work, within a given period of time, and have the same productivity and technical performance; (3) indemnification payments for, among other things, work accidents, occupational injuries, employment stability, child care allowances and achievement of productivity standards set forth in its collective bargaining agreements; (4) overtime wages; (5) joint liability allegations by employees of third-party service providers; and (6) additional post retirement benefits.

As at 31 March 2011, the total estimated contingencies in connection with labor claims against Oi in respect of which the risk of loss was deemed probable totaled R$2,018 million.

(c)              Tax contingencies

As at 31 March 2011, the estimated contingencies in connection with tax proceedings against Oi in respect of which the risk of loss was deemed probable and possible amounted to R$921 million and R$17,574 million, respectively. The Brazilian corporate tax system is complex, and Oi is currently involved in tax proceedings regarding, and have filed claims to avoid payment of, certain taxes that it believes are unconstitutional. These tax contingencies relate primarily to value-added tax, service tax and taxes on revenue.

(i)                ICMS (Value Added Tax)

Under the regulations governing the ICMS, in effect in all Brazilian states, telecommunications companies must pay ICMS on every transaction involving the sale of telecommunication services they provide. Oi may record ICMS credits for each of its purchases of operational assets. The ICMS regulations allow Oi to apply the credits it has recorded for the purchase of operational assets to reduce the ICMS amounts it must pay when it sells its services.

Oi has received various tax assessments challenging the amount of tax credits that it recorded to offset the ICMS amounts it owed. Most of the tax assessments are based on two main issues: (1) whether ICMS is due on those services subject to the Local Service Tax (Imposto Sobre Serviços de Qualquer Natureza), or ISS; and (2) whether some of the assets it has purchased relate to the telecommunication services provided, and, therefore, qualify for an ICMS tax credit. A small part of the assessments that are considered to have a probable risk of loss relate to: (1) whether certain revenues are subject to ICMS tax or ISS tax; (2) offset and usage of tax credits on the purchase of goods and other materials, including those necessary to maintain the network; and (3) assessments related to non-compliance with certain ancillary (non-monetary) obligations.

As of 31 March 2011, Oi had recorded provisions in the amount of R$624 million for those assessments in respect of which it deemed the risk of loss as probable.

(ii)            FUNTTEL

FUNTTEL (Fundo para o Desenvolvimento Tecnológico das Telecomunicações) is a fund that was established to finance telecommunications technology research, for which Oi is required to make contributions. Due to a change by ANATEL in the basis for calculation of its contributions to the FUNTTEL, Oi made provisions for additional contributions to these funds.  As of 31 March 2011, Oi had recorded provisions in the amount of R$111 million for assessments of the FUNTTEL.

16.           Statement of cash flows

(a)          Payments relating to income taxes - The increase in this caption is primarily explained by withholding taxes at Bratel Brasil and PT Móveis related to interest income obtained from the financial applications of the proceeds from the disposal of Vivo.

(b)  Short-term financial applications - These captions include basically cash payments from new short-term financial applications entered into and cash receipts from the short-term applications matured. Net cash payments amounted to Euro 287,187,203 in the three months period ended 31 March 2011, as compared to net cash receipts of Euro 8,798,772 in the three months period ended 31 March 2010.

(c)          Cash receipts resulting from financial investments — In the three months period ended 31 March 2011, this caption includes basically the proceeds obtained from the disposal of the investment in UOL amounting to Euro 155.5 million (Note 12).

(d)          Cash receipts resulting from interest and related income — The increase in this caption in the three months period ended 31 March 2011, as compared to the same period of last year, primarily relates to the interest income received in the period from the financial applications of the proceeds from the disposal of Vivo.

(e)         Cash receipts resulting from dividends — During the three month periods ended 31 March 2011 and 2010, cash receipts resulting from dividends were as follows:

Euro

	1Q11	1Q10
Unitel	76,827,395	44,087,222
CTM	19,924,726	8,347,332
	96,752,121	52,434,554

(f)            Payments resulting from financial investments — During the three month periods ended 31 March 2011 and 2010, cash payments resulting from financial investments were as follows:

Euro

	1Q11	1Q10
Acquisition of the investments in Oi and Contax		—
Payment (Note 2)	3,727,568,622	—
Cash and cash equivalents of Oi and Contax as at the acquision date (Note 2)	(1,696,039,259)	—
Other	62,498	110,000
	2,031,591,861	110,000

(g)         Loans - Cash receipts resulting from loans obtained and cash payments resulting from loans repaid relate basically to commercial paper and other bank loans which are regularly renewed.

In the three months period ended 31 March 2011, cash receipts from loans obtained, net of cash payments resulting from loans repaid, amounted to Euro 976,519,874 and basically relate to the Euro 600 million Eurobond issued in January 2011 and the increase in the outstanding amount due under commercial paper programmes, as explained in Note 14. In the three months period ended 31 March 2010, cash receipts from loans obtained, net of cash payments from loans repaid, amounted to Euro 733,480,919 and are primarily explained by the increase in the level of usage of the short-term commercial paper programme and of certain revolving credit facilities.

17. Related parties

a) Associated companies and jointly controlled entities

Balances as at 31 March 2011 and 31 December 2010 and transactions occurred during the three month periods ended 31 March 2011 and 2010 between Portugal Telecom and associated and jointly controlled companies are as follows:

Euro

	Accounts receivable		Accounts payable		Loans granted
Company	31 Mar 2011	31 Dec 2010	31 Mar 2011	31 Dec 2010	31 Mar 2011	31 Dec 2010
OI	2,365,774	—	393,750	—	—	—
Other international companies:
Unitel (i)	171,389,628	264,643,043	7,343,058	9,962,132	—	—
Multitel	5,922,184	5,495,659	264,106	195,296	893,316	897,608
CTM	155,946	191,380	84,421	61,249	—	—
Other	1,022,393	1,492,935	312,500	173,452	—	—
Domestic companies:
Páginas Amarelas	7,374,217	8,722,197	14,587,783	13,880,468	—	—
Entigere	55,780	52,766	152,788	129,633	—	—
Siresp	75,232	7,341	37,361	95	4,292,800	4,292,800
Fundação PT	557,985	431,712	20	20	—	—
PT-ACS	3,766,319	3,974,227	4,435,887	1,093,317	—	—
Sportinveste Multimédia	40,683	21,978	352,401	400,912	33,618,668	33,618,668
Other	238,792	268,925	373,837	352,865	4,210,639	2,697,369
	192,964,933	285,302,163	28,337,912	26,249,439	43,015,423	41,506,445

(i) Accounts receivable from Unitel as at 31 March 2011 and 31 December 2010 include basically dividends receivable.

Euro

	Costs		Revenues		Interest charged
Company	1Q11	1Q10	1Q11	1Q10	1Q11	1Q10
International companies:
Unitel	3,723,495	2,658,703	3,412,112	3,458,840	—	198,558
Multitel	8,666	—	292,759	273,068	—	—
CTM	27,671	56,001	64,388	13,513	—	—
Other	86,899	83,066	44,593	157,173	—	—
Domestic companies:
Páginas Amarelas	10,107,553	13,794,320	631,563	934,767	—	—
PT-ACS	1,808,865	1,475,041	597,569	120,612	—	—
Sportinveste Multimédia	112,692	314,584	43,950	21,815	18,706	25,233
Caixanet	2,934	46,390	—	23,797	—	—
Siresp	11,618	—	3,621,761	3,348,079	30,487	27,586
Other	160,933	354,875	1,021,736	843,493	—	—
	16,051,326	18,782,980	9,730,431	9,195,157	49,193	251,377

The terms and contractual conditions in agreements entered into by Portugal Telecom and its subsidiaries with the companies mentioned above are similar to those applicable to other independent entities in similar transactions. Activities developed in connection with those agreements include primarily:

•                  Expenses incurred by PT Comunicações related to services rendered by Páginas Amarelas in connection with the agreement entered into by both entities, under which Páginas Amarelas is responsible for the production, publishing and distribution of PT Comunicações’ telephone directories, as well as for selling advertising space in the directories; and

•                  Roaming agreements entered into with Unitel.

b) Shareholders

Some of the qualified shareholders of Portugal Telecom are financial institutions and, in the ordinary course of business, Portugal Telecom entered into various transactions with those entities. In addition, Visabeira (a service provider to Portugal Telecom’s wireline business) and Controlinveste (a media company) are also major shareholders of Portugal Telecom. Transactions occurred during the three month periods ended 31 March 2011 and balances as at 31 March 2011 between Portugal Telecom and its major shareholders are as follows (including VAT):

Euro

	Sales and services	Supplies and services provided
	rendered by	to Portugal	Net interest	Accounts	Accounts
Company	Portugal Telecom	Telecom	received (paid)	receivable	payable
Caixa Geral de Depósitos	6,133,886	1,975,139	8,668,154	3,852,300	477,585
BES	5,092,630	4,115,031	18,818,199	2,834,979	—
Visa beira	1,349,824	10,371,225	—	12,667,066	10,332,120
Controlinveste	533,989	10,034,261	—	691,261	5,703,229
Ongoing	276,563	691,006	—	400,016	331,697
	13,386,892	27,186,663	27,486,353	20,445,622	16,844,631

The terms and contractual conditions in agreements entered into by Portugal Telecom and its shareholders are similar to those applicable to other independent entities in similar transactions. Under these agreements, the financial institutions listed above rendered financial consultancy and insurance services to Portugal Telecom.

Pensions and healthcare funds in Portugal, which were incorporated to cover the Company’s Portuguese post retirement benefits plans (Note 6), are managed in accordance with an investment guideline issued by Portugal Telecom. The portfolio of assets held by these funds includes shares, bonds and other investments from our shareholders. As at 31 March 2011, the total exposure of these investments to BES, Portugal Telecom and Ongoing was Euro 90 million, Euro 65 million and Euro 74 million, respectively.

c) Other

During the three month periods ended 31 March 2011 and 2010, fixed remunerations of executive and non-executive board members, which were established by the Remunerations Committee, are as follows:

Euro

	1Q11	1Q10
Executive board members	565,959	871,617
Non-executive board members	272,203	309,367
Audit Committee	124,653	124,653
	962,815	1,305,637

The Executive Committee decreased from 7 to 5 executive board members in March 2010.

Under the terms of the remuneration policy established by the Remunerations Committee, executive board members are entitled to receive: (i) annual variable remuneration related to the performance achieved in the year and payable in the following, except for the amount in excess of 50% of the total variable remuneration attributed in the year, which payment is differed for a period of 3 years, and (ii) variable remuneration related with the medium term performance, which payment is differed for a period of 3 years. On an annual basis, Portugal Telecom recognizes an accrual for variable remunerations.

In addition to the above mentioned remunerations, executive board members are also entitled to fringe benefits that are primarily utilized in their daily functions, in connection with a policy defined for the Group. As at 31 March 2011, there were no board members entitled to post retirement benefits under the plans of PT Comunicações, and there was no share based payment program or termination benefits in place.

During the three month periods ended 31 March 2011 and 2010, fixed remuneration of key employees of Portugal Telecom’s management amounted to Euro 1.2 million and Euro 1.5 million, respectively.

One of Portugal Telecom’s non-executive board members is also executive director of “Heidrick & Struggles - Consultores de Gestão, Lda”, which on the normal course of business rendered consultancy services to Portugal Telecom amounting to approximately Euro 0.4 million (excluding VAT) in the three months period ended 31 March 2011.

18. Subsequent events

On 19 April 2011, Telemar, in connection with the acquisition process of a 10% stake in Portugal Telecom’s share capital (Note 1), acquired additional 35,860,500 shares, representing 4% of Portugal Telecom’s outstanding shares, for a total amount of Euro 291 million.

Glossary

ARPU	Average Revenue per User. Monthly average service revenues per average number of users in the period.

Capex	Capital expenditure. Investments in tangible and intangible assets.

Cash flow	The difference between cash inflows and cash outflows for a specific period.

Curtailment costs	Work force reduction programme costs.

Diluted earnings per share	Earnings per share computed using net income excluding the costs associated with the convertible bonds divided by the diluted number of shares.

EBITDA	EBITDA = income from operations + PRBs + depreciation and amortisation.

EBITDA margin	EBITDA Margin = EBITDA / operating revenues.

EBITDA to net interest	EBITDA to net interest = EBITDA / net interest

Free cash flow

Free cash flow = operating cash flow +/- acquisitions/sales of financial investments +/- net interest paid — payments related with PRB — income taxes paid +/- dividends paid/received +/- other cash movements.

FTTH	Fibre-to-the-home. Next generation network that brings fibre to the customer premises.

GSM	Global System for Mobile. Internationally standardised digital radio network that allows both voice and data transmission.

HDTV	High Definition Television. Transmission of the television signal with a higher resolution than the traditional formats.

IAS/IFRS	International Accounting Standards/International Financial Reporting Standards. The new international accountancy standards introduced as of 1 January 2005.

Income from operations	Income from operations = income before financials and taxes + workforce reduction costs + losses (gains) on disposal of fixed assets + net other costs.

IP	Internet Protocol. Standard that specifies the exact format of packets of data as they are transmitted through an Internet network.

IPTV	Internet Protocol Television. Digital television service available over a fixed telephony line, through a broadband connection.

ISDN	Integrated Services Digital Network. Digital telecommunications network that allows simultaneous voice and data transmission over an access line.

ISP	Internet Service Provider. Company that provides access to the Internet.

MMS	Multimedia Message Service. Technology allowing for data such as text, tunes, pictures, photos and brief video sequences to be transmitted via mobile phone.

MOU	Minutes of Usage. Monthly average of outgoing and incoming traffic in minutes per average number of users in the period.

Net Debt	Net debt = short-term debt + medium and long-term debt - cash and equivalents

Net debt to EBITDA	Net debt to EBITDA = Net debt / EBITDA

NGAN	Next generation access network.

Operating cash flow	Operating cash flow = EBITDA - capex +/- change in working capital +/- non-cash provisions.

PRB	Post Retirement Benefits Costs.

PSTN	Public Switched Telephone Network. Traditional telephone system that runs through copper lines.

Retail RGU per access	Retail accesses per PSTN/ISDN line.

SARC	Subscriber Acquisition and Retention Cost. SARC = (70% of marketing and publicity costs + commissions + subsidies) / (gross additions + upgrades).

SMS	Short Message Service. Short text messages service for mobile handsets, allowing customers to send and receive alphanumerical messages.

Tribal plans	Flat-fee prepaid tariff plans offering unlimited traffic for customers using the same tariff plan

Triple-play Offer	Integrated offer of voice, television and Internet services.

VoD	Video-on-demand. System that allows users to select and watch videos.

3G

3Generation. Third generation is a generic term, covering several technologies for mobile networks (UMTS, W-CDMA and EDGE), that integrate mobile multimedia services and allows a higher data transmission rates than GSM technology.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2011

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.